Exhibit 99.2

4-NIRE

35300149947

01.02 - HEAD OFFICE ADDRESS

1 - Full Address (Street, Number and Complement) AV. ESCOLA POLITÉCNICA, 760, 2nd floor	2 - District JAGUARÉ

3- Zip Code 05350-901	4 - City SÃO PAULO	5 - State S.P.

6 - DDD (Long distance) 55 11	7 - Telephone 3718-5301	8 - Telephone 3718-5306	9 - Telephone 3718-5465	10 - Telex

11- DDD (Long distance) 55 11	12 - Fax 3718-5301	13 - Fax 3714-4436	14 - Fax -

15 - E-MAIL acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name LEOPOLDO VIRIATO SABOYA

2- Full Address (Place, Number and Complement) AV. ESCOLA POLITÉCNICA,760 - 2nd floor	3- District JAGUARÉ

3- Zip Code 05350-901	4- City SÃO PAULO	5- State S.P.

6- DDD (Long distance) 55 11	7- Telephone 3718-5301	8- Telephone 3718-5306	9 - Telephone 3718-5465	10- Telex

11- DDD (Long distance) 55 11	12- Fax 3718-5301	13- Fax 3714-4436	14- Fax -

15- E-MAIL acoes@perdigao.com.br

01.04  - REFERENCE / AUDITOR

Fiscal year	1- Beggining date of fiscal year	2- Ending date of fiscal year

1- Last	01/01/2008	12/31/2008
2- Penultimate	01/01/2007	12/31/2007
3- Antepenultimate	01/01/2006	12/31/2006

4- Auditing Company KPMG Auditores Independentes	5- CVM Code 00418-9

6- Technical in Charge José Luiz Ribeiro de Carvalho	7- Technical in Charge Taxpayers’ Register 007.769.948-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 12/31/2008	2 12/31/2007	3 12/31/2006
Paid-up Capital
1-COMMON	206,958,103	185,957,152	165,957,152
2-PREFERRED	0	0	0
3-TOTAL	206,958,103	185,957,152	165,957,152
In Treasury
4-COMMON	430,485	430,485	430,485
5-PREFERRED	0	0	0
6-TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Industrial, Commercial and Others

2 – SITUATION Operational

3 - NATURE OF SHARE CONTROL National Private

4 - CODE OF ACTIVITY 3220 – Company Adm. Part. - Food

5 - MAIN ACTIVITY Holding – Food

6 - CONSOLIDATED TYPE Total

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item	2- General Taxpayers’ Register	3- Name

01.08 - DIVIDENDS PAID

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	12/18/2007	Interest over company capital	02/29/2008	Common	0.3379568100
02	Board Meeting	04/11/2008	Interest over company capital	08/29/2008	Common	0.3700000000

01.09 – INVESTOR RELATIONS DIRECTOR

1 – Date	2 – Signature

03/23/2009

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2008	4- 12/31/2007	5- 12/31/2006
1	Total Assets	6,403,008	3,302,859	2,144,387
1.01	Current Assets	1,059,572	1,290,453	532,877
1.01.01	Cash, Banks and Investments	71,706	1,238,350	491,394
1.01.01.01	Cash and Cash Equivalents	29,588	646,544	67
1.01.01.02	Short-term investments	42,118	591,806	491,327
1.01.02	Credits	308,294	0	0
1.01.02.01	Trade accounts receivable	308,294	0	0
1.01.02.02	Other credits	0	0	0
1.01.03	Inventories	286,560	0	0
1.01.04	Others	393,012	52,103	41,483
1.01.04.01	Dividends and Interest on Shareholders’ Equity	5	8,003	13,399
1.01.04.02	Recoverable Taxes	337,231	34,849	18,520
1.01.04.03	Deferred Taxes	5,728	6,467	9,320
1.01.04.04	Notes Receivable	26,897	0	0
1.01.04.05	Others	22,226	0	0
1.01.04.06	Prepaid Expenses	925	2,784	244
1.02	Noncurrent Assets	5,343,436	2,012,406	1,611,510
1.02.01	Noncurrent assets	377,263	3,919	14,243
1.02.01.01	Credits	3,329	0	0
1.02.01.01.01	Trade accounts receivable	3,329	0	0
1.02.01.02	Credits with Associates	0	0	1,542
1.02.01.02.01	With Affiliates	0	0	0
1.02.01.02.02	With Subsidiaries	0	0	1,542
1.02.01.02.03	With Other Associates	0	0	0
1.02.01.03	Others	373,934	3,919	12,701
1.02.01.03.01	Long-term cash investments	155	0	0
1.02.01.03.02	Recoverable taxes	111,021	0	8,782
1.02.01.03.03	Deferred Taxes	213,931	25	25
1.02.01.03.04	Notes Receivable	16,157	0	0
1.02.01.03.05	Legal Deposits	11,792	3,894	3,894
1.02.01.03.06	Property for sale	2,241	0	0
1.02.01.03.07	Other Receivables	18,422	0	0
1.02.01.03.08	Prepaid Expenses	215	0	0
1.02.02	Permanent Assets	4,966,173	2,008,487	1,597,267
1.02.02.01	Investments	2,858,351	2,008,487	1,597,267
1.02.02.01.01	Equity in Affiliates	0	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0	0
1.02.02.01.03	Equity in Subsidiaries	2,857,774	2,008,479	1,597,259

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0	0
1.02.02.01.05	Other Investments	577	8	8
1.02.02.02	Fixed Assets	642,456	0	0
1.02.02.03	Intangible	1,453,713	0	0
1.02.02.04	Deferred	11,653	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2008	4- 12/31/2007	5- 12/31/2006
2	Total Liabilities	6,403,008	3,302,859	2,144,387
2.01	Current Liabilities	1,217,093	72,837	39,774
2.01.01	Short term Debt	720,642	0	0
2.01.02	Debentures	0	0	0
2.01.03	Trade Accounts Payable	340,535	3,052	3,478
2.01.04	Taxes, Charges and Contribution	26,574	4,782	2,288
2.01.04.01	Tax Obligations	19,578	4,693	2,228
2.01.04.02	Social Contributions	6,996	89	60
2.01.05	Dividends Payable	32	44	3,715
2.01.06	Provisions	22,039	517	520
2.01.06.01	Provisions for vacations & 13th salary	22,039	517	520
2.01.07	Debts with Associates	58,552	6,022	0
2.01.08	Others	48,719	58,420	29,773
2.01.08.01	Payroll	3,781	0	0
2.01.08.02	Interest on Company Capital	23,295	58,394	29,755
2.01.08.03	Management/Employees’ profit Sharing	10,358	0	0
2.01.08.04	Other Obligations	11,285	26	18
2.02	Long-term Liabilities	1,048,289	101	101
2.02.01	Long-term Liabilities	1,048,289	101	101
2.02.01.01	Long term Debt	879,023	0	0
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	104,377	101	101
2.02.01.03.01	Provision for contingencies	104,377	101	101
2.02.01.04	Debts with Associates	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	64,889	0	0
2.02.01.06.01	Taxes and social obligation	8,121	0	0
2.02.01.06.02	Deferred Taxes	49,575	0	0
2.02.01.06.03	Others	7,193	0	0
2.03	Deferred Income	0	0	0
2.05	Shareholders’ Equity	4,137,626	3,229,921	2,104,512
2.05.01	Paid-in Capital	3,445,043	2,500,000	1,600,000
2.05.02	Capital Reserves	0	0	0
2.05.03	Revaluation Reserves	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0
2.05.04	Profit Reserves	730,712	729,921	504,512
2.05.04.01	Legal	66,201	62,340	46,060

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contigencies	0	0	0
2.05.04.04	Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0	0
2.05.04.07	Other profit Reserves	664,511	667,581	458,452
2.05.04.07.01	Expansion Reserves	505,070	508,140	364,133
2.05.04.07.02	Increase Capital Reserves	160,256	160,256	95,134
2.05.04.07.03	Treasury Shares	(815)	(815)	(815)
2.05.05	Equity Valuation Adjustments	(38,129)	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Retained Adjustments of Conversion	0	0	0
2.05.05.03	Business Combination Adjustments	(38,129)	0	0
2.05.06	Accumulated Earnings/ Losses	0	0	0
2.05.07	Advance for future capital increase	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2008 to 12/31/2008	4- 01/01/2007 to 12/31/2007	5- 01/01/2006 to 12/31/2006
3.01	Gross Sales	1,891,871	0	0
3.01.01	Domestic market	1,211,751	0	0
3.01.02	Exports	680,120	0	0
3.02	Sales Deductions	(205,961)	0	0
3.03	Net Sales	1,685,910	0	0
3.04	Cost of Sales	(1,453,389)	0	0
3.05	Gross Profit	232,521	0	0
3.06	Operating Income/Expenses	(279,316)	334,978	106,394
3.06.01	Selling Expenses	(183,347)	0	0
3.06.02	General And Administrative	(24,198)	(6,591)	(4,876)
3.06.02.01	Administrative	(18,614)	(2,185)	(1,778)
3.06.02.02	Management Compensation	(5,584)	(4,406)	(3,098)
3.06.03	Financial	(244,299)	42,485	(19,151)
3.06.03.01	Financial Income	145,664	75,031	17,628
3.06.03.02	Financial Expenses	(389,963)	(32,546)	(36,779)
3.06.04	Other Operating Income	2,904	104	0
3.06.05	Other Operating Expenses	(96,679)	0	0
3.06.06	Equity Pick-up	266,303	298,980	130,421
3.07	Operating Income	(46,795)	334,978	106,394
3.08	Non-operating Income	(7,322)	0	0
3.08.01	Income	3,843	0	0
3.08.02	Expenses	(11,165)	0	0
3.09	Income Before Tax And Profit Sharing	(54,117)	334,978	106,394
3.10	Provision for Income Tax And Social Contribution	(19,835)	(6,516)	0
3.11	Deferred Income Tax	163,592	(2,853)	8,079
3.12	Statutory Participations / Contributions	(12,202)	0	0
3.12.01	Profit Sharing	(12,202)	0	0
3.12.01.01	Employees’ Profit Sharing	(12,202)	0	0
3.12.02	Contribution	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0
3.15	Net Income In Fiscal Year	77,438	325,609	114,473
	Number of Shares (Ex-treasury)	206,527,618	185,526,667	165,526,667
	Earnings Per Share	0.37495	1.75505	0.69157
	Loss Per Share

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2008 to 12/31/2008	4- 01/01/2007 to 12/31/2007	5- 01/01/2006 to 12/31/2006
4.01	Net cash provided by (used in) operating activities	329,719	(23,932)	(42,940)
4.01.01	Net Income for the year	77,438	325,609	114,473
4.01.02	Changes in operating assets and liabilities	60,728	(3,744)	(8,185)
4.01.02.01	Trade accounts receivable	65,374	0	0
4.01.02.02	Inventories	122,679	0	0
4.01.02.03	Trade accounts payable	(121,771)	(426)	3,463
4.01.02.04	Contingencies	(2,811)	0	(408)
4.01.02.05	Payroll and related charges payable	(2,743)	(3,318)	(11,240)
4.01.03	Others	191,553	(345,797)	(149,228)
4.01.03.01	Minority shareholders	0	0	0
4.01.03.02	Depreciation, amortization and depletion	44,387	0	0
4.01.03.03	Amortization of goodwill	93,540	0	0
4.01.03.04	Gain on permanent asset disposals	112,594	0	0
4.01.03.05	Deferred income tax	(147,001)	2,853	(8,079)
4.01.03.06	Provision/reversal for contingencies	(13,543)	0	0
4.01.03.07	Other provisions	(27,666)	0	0
4.01.03.08	Exchange variations and interest	327,873	(49,670)	(10,728)
4.01.03.09	Summer Plan effects	0	0	0
4.01.03.10	Equity pick-Up	(198,430)	(298,980)	(130,421)
4.01.03.11	Law 11.638/07 effects	(201)	0	0
4.02	Net cash (used in) provided by investing activities	(841,263)	(156,915)	(695,232)
4.02.01	Cash investments	(466,173)	(274,352)	(625,085)
4.02.02	Redemption of cash investments	1,113,199	223,543	144,486
4.02.03	Additions to property, plant and equipment	(45,154)	0	0
4.02.04	Acquisitions/formation period of breeding stock	(27,782)	0	0
4.02.05	Disposal of fixed assets	0	0	0
4.02.06	Business acquisition, net	(736,509)	0	0
4.02.07	Additions to deferred charges	(3,450)	0	0
4.02.08	Other Investments, net	(683,397)	0	0
4.02.09	Advance for future capital increase	0	(203,738)	(300,000)
4.02.10	Interest on shareholders’ equity received	8,003	97,632	85,367
4.03	Net cash (used in) provided by financing activities	(105,412)	827,324	738,211
4.03.01	Debt issuance	312,856	0	0
4.03.02	Repayment of debt (principal and interest)	(337,425)	0	0
4.03.03	Capital increase	33,489	900,000	800,000
4.03.04	Dividends and interest on shareholders’ equity paid	(114,332)	(72,676)	(61,789)
4.03.05	Capital distribution to minority shareholders	0	0	0
4.04	Exchange variation on cash and cash equivalents	0	0	0
4.05	Net (decrease) increase in cash	(616,956)	646,477	39

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

4.05.01	At the beginning of the year	646,544	67	28
4.05.02	At the end of the year	29,588	646,544	67

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	2,500,000	0	0	729,921	0	0	3,229,921
5.02	Adjustments in past fiscal years	0	0	0	0	(232)	0	(232)
5.03	Adjustments Balance	2,500,000	0	0	729,921	(232)	0	3,229,689
5.04	Profit/Loss In Fiscal Year	0	0	0	0	77,438	0	77,438
5.05	Allocation of income	0	0	0	791	(77,206)	0	(76,415)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Others destinations	0	0	0	791	(791)	0	0
5.05.03.01	Legal Reserve	0	0	0	3,860	(3,860)	0	0
5.05.03.02	Reserve for expansion	0	0	0	(3,069)	3,069	0	0
5.05.03.03	Reserve to increase capital	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(38,129)	(38,129)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(38,129)	(38,129)
5.08	Increase (Decrease) in Capital Stock	945,043	0	0	0	0	0	945,043
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	1,600,000	0	0	504,512	0	0	2,104,512
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	1,600,000	0	0	504,512	0	0	2,104,512
5.04	Profit/Loss In Fiscal Year	0	0	0	0	325,609	0	325,609
5.05	Allocation of income	0	0	0	225,409	(325,609)	0	(100,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	(100,200)	0	(100,200)
5.05.03	Others destinations	0	0	0	225,409	(225,409)	0	0
5.05.03.01	Legal Reserve	0	0	0	16,280	(16,280)	0	0
5.05.03.02	Reserve for expansion	0	0	0	144,007	(144,007)	0	0
5.05.03.03	Reserve to increase capital	0	0	0	65,122	(65,122)	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase (Decrease) in Capital Stock	900,000	0	0	0	0	0	900,000
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	2,500,000	0	0	729,921	0	0	3,229,921

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

05.03 -  STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	800,000	0	0	425,215	0	0	1,225,215
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	800,000	0	0	425,215	0	0	1,225,215
5.04	Profit/Loss In Fiscal Year	0	0	0	0	114,473	0	114,473
5.05	Allocation of income	0	0	0	79,297	(114,473)	0	(35,176)
5.05.01	Dividends	0	0	0	0	(3,676)	0	(3,676)
5.05.02	Interest over company capital	0	0	0	0	(31,500)	0	(31,500)
5.05.03	Others destinations	0	0	0	79,297	(79,297)	0	0
5.05.03.01	Legal Reserve	0	0	0	5,724	(5,724)	0	0
5.05.03.02	Reserve for expansion	0	0	0	50,679	(50,679)	0	0
5.05.03.03	Reserve to increase capital	0	0	0	22,894	(22,894)	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase (Decrease) in Capital Stock	800,000	0	0	0	0	0	800,000
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	1,600,000	0	0	504,512	0	0	2,104,512

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.01 - STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2008 to 12/31/2008	4- 01/01/2007 to 12/31/2007	5- 01/01/2006 to 12/31/2006
6.01	Revenues	1,776,667	104	0
6.01.01	Sale of goods and products	1,786,935	0	0
6.01.02	Other income	(10,461)	104	0
6.01.03	Revenues – construction of own assets	0	0	0
6.01.04	Allowance for doubtful accounts	193	0	0
6.02	Raw materials acquired from third parties	(1,461,194)	(2,024)	(1,750)
6.02.01	Cost of sales	(1,262,157)	0	0
6.02.02	Material, energy, third parties and others	(173,175)	(2,024)	(1,750)
6.02.03	Losses of assets’ value	(25,862)	0	0
6.02.04	Others	0	0	0
6.03	Gross value added	315,473	(1,920)	(1,750)
6.04	Retentions	(137,927)	0	0
6.04.01	Depreciation, amortization and depletion	(137,927)	0	0
6.04.02	Others	0	0	0
6.05	Net value added	177,546	(1,920)	(1,750)
6.06	Received from third parties	414,871	374,011	148,049
6.06.01	Equity pick-Up	266,303	298,980	130,421
6.06.02	Financial income	145,664	75,031	17,628
6.06.03	Others	2,904	0	0
6.07	Added value to be distributed	592,417	372,091	146,299
6.08	Distribution of added value	592,417	372,091	146,299
6.08.01	Employees	137,636	3,618	2,542
6.08.01.01	Direct payment	111,460	3,443	2,395
6.08.01.02	Benefits	17,580	0	0
6.08.01.03	F.G.T.S.	8,596	175	147
6.08.01.04	Others	0	0	0
6.08.02	Taxes, Charges and Contribution	(16,853)	12,145	(5,374)
6.08.02.01	Federal	(101,185)	12,002	(5,398)
6.08.02.02	State	82,767	0	0
6.08.02.03	Municipal	1,565	143	24
6.08.03	Third parties capital remuneration	394,196	30,719	34,658
6.08.03.01	Interest	389,963	30,719	0
6.08.03.02	Rent	4,233	0	0
6.08.03.03	Others	0	0	34,658
6.08.04	Shareholders’ remuneration	77,438	325,609	114,473
6.08.04.01	Interest on shareholders’ equity	76,415	100,200	31,500
6.08.04.02	Dividends	0	0	3,676
6.08.04.03	Retained earnings/losses	1,023	225,409	79,297

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.01- BALANCE SHEET – ASSETS – CONSOLIDATED  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2008	4- 12/31/2007	5- 12/31/2006
1	Total Assets	11,219,547	6,543,311	4,829,416
1.01	Current Assets	5,985,143	3,768,208	2,751,546
1.01.01	Cash, Banks and Investments	1,976,004	1,773,656	1,120,495
1.01.01.01	Cash and Cash Equivalents	1,233,455	1,108,028	336,565
1.01.01.02	Short term Investments	742,549	665,628	783,930
1.01.02	Credits	1,378,046	803,938	701,584
1.01.02.01	Trade Accounts Receivable	1,378,046	803,938	701,584
1.01.02.02	Other credits	0	0	0
1.01.03	Inventories	1,688,995	865,147	643,167
1.01.04	Others	942,098	325,467	286,300
1.01.04.01	Recoverable Taxes	576,337	174,402	146,907
1.01.04.02	Deferred Taxes	127,262	35,335	44,177
1.01.04.03	Notes Receivable	48,746	18,455	21,253
1.01.04.04	Others	121,618	65,391	45,964
1.01.04.05	Prepaid Expenses	68,135	31,884	27,999
1.02	Noncurrent Assets	5,234,404	2,775,103	2,077,870
1.02.01	Noncurrent assets	597,134	254,318	238,705
1.02.01.01	Credits	11,578	11,826	11,427
1.02.01.01.01	Trade Accounts Receivable	11,578	11,826	11,427
1.02.01.02	Credits with Associates	0	0	0
1.02.01.02.01	With Affiliates	0	0	0
1.02.01.02.02	With Subsidiaries	0	0	0
1.02.01.02.03	With Other Associates	0	0	0
1.02.01.03	Others	585,556	242,492	227,278
1.02.01.03.01	Long-term Cash Investments	155	63,292	80,046
1.02.01.03.02	Taxes Receivable	147,490	33,504	38,167
1.02.01.03.03	Deferred Taxes	323,399	77,870	49,476
1.02.01.03.04	Notes Receivable	54,889	43,990	44,287
1.02.01.03.05	Legal Deposits	23,313	14,015	13,005
1.02.01.03.06	Others	29,017	7,972	2,297
1.02.01.03.07	Prepaid Expenses	1,523	1,849	0
1.02.01.03.08	Property for sale	5,770	0	0
1.02.02	Permanent Assets	4,637,270	2,520,785	1,839,165
1.02.02.01	Investments	1,028	1,020	1,020
1.02.02.01.01	Equity in Affiliates	0	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0	0
1.02.02.01.03	Equity in Subsidiaries	0	0	0
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0	0
1.02.02.01.05	Other Investments	1,028	1,020	1,020
1.02.02.02	Fixed Assets	2,918,458	2,136,918	1,663,829
1.02.02.03	Intangible	1,545,732	269,559	84,506
1.02.02.04	Deferred Charges	172,052	113,288	89,810

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2007	4- 12/31/2007	5- 12/31/2006
2	Total Liabilities	11,219,547	6,543,311	4,829,416
2.01	Current Liabilities	3,080,860	1,941,278	1,251,553
2.01.01	Short term Debt	1,642,221	1,051,794	546,979
2.01.02	Debentures	4,185	0	0
2.01.03	Suppliers	1,083,385	575,603	486,562
2.01.04	Taxes and Contribution	100,873	55,491	47,298
2.01.04.01	Tax Obligations	66,578	29,797	25,016
2.01.04.02	Social Contributions	34,295	25,694	22,282
2.01.05	Dividends Payable	32	44	4,212
2.01.06	Provisions	104,378	79,834	71,108
2.01.06.01	Provisions for vacations & 13th salaries	104,378	79,834	71,108
2.01.07	Debts with Associates	0	0	0
2.01.08	Others	145,786	178,512	95,394
2.01.08.01	Payroll	34,508	27,240	22,035
2.01.08.02	Interest Over Company Capital	23,295	58,394	31,779
2.01.08.03	Management/Employees’ Profit Sharing	17,893	35,156	14,491
2.01.08.04	Other Obligations	70,090	57,722	27,089
2.02	Noncurrent Liabilities	4,027,373	1,376,054	1,433,981
2.02.01	Noncurrent Liabilities	4,027,373	1,376,054	1,433,981
2.02.01.01	Long term Debt	3,717,616	1,214,069	1,287,073
2.02.01.02	Debentures	2,076	0	0
2.02.01.03	Provisions	186,362	124,360	118,900
2.02.01.03.01	Provisions for contingencies	186,362	124,360	118,900
2.02.01.04	Debts with Associates	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	121,319	37,625	28,008
2.02.01.06.01	Taxes and Social Obligations	20,056	4,421	2,290
2.02.01.06.02	Deferred Taxes	68,957	30,171	24,844
2.02.01.06.03	Other liabilities	32,306	3,033	874
2.03	Deferred income	0	0	0
2.04	Minority Interest	696	0	39,010
2.05	Shareholders’ equity	4,110,618	3,225,979	2,104,872
2.05.01	Paid-in Capital	3,445,043	2,500,000	1,600,000
2.05.02	Capital Reserves	0	0	0
2.05.03	Revaluation Reserve	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

2.05.04	Profit Reserves	703,704	725,979	504,872
2.05.04.01	Legal	66,201	62,340	46,060
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contigencies	0	0	0
2.05.04.04	Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0	0
2.05.04.07	Other profit Reserves	637,503	663,639	458,812
2.05.04.07.01	Expansion Reserves	505,070	508,140	364,133
2.05.04.07.02	Increase Capital Reserves	160,256	160,256	95,134
2.05.04.07.03	Treasury Shares	(815)	(815)	(815)
2.05.04.07.04	Unrealized Profit	(27,008)	(3,942)	360
2.05.05	Equity Valuation Adjustments	(38,129)	0	0
2.05.05.01	Securities Adjustments	0	0	0
2.05.05.02	Retained Adjustments of Conversion	0	0	0
2.05.05.03	Business Combination Adjustments	(38,129)	0	0
2.05.06	Accumulated Earnings/ Losses	0	0	0
2.05.07	Advance for future capital increase	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

08.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2008 to 12/31/2008	4- 01/01/2007 to 12/31/2007	5- 01/01/2006 to 12/31/2006
3.01	Gross Sales	13,161,318	7,788,601	6,105,961
3.01.01	Domestic Market	8,104,223	4,589,160	3,644,548
3.01.02	Exports	5,057,095	3,199,441	2,461,413
3.02	Sales Deductions	(1,768,288)	(1,155,238)	(896,203)
3.03	Net Sales	11,393,030	6,633,363	5,209,758
3.04	Cost of Sales	(8,634,151)	(4,760,088)	(3,865,660)
3.05	Gross Profit	2,758,879	1,873,275	1,344,098
3.06	Operating Income/Expenses	(2,894,057)	(1,469,625)	(1,263,596)
3.06.01	Selling Expenses	(1,891,117)	(1,278,973)	(1,070,853)
3.06.02	General and Administrative	(159,214)	(90,389)	(81,833)
3.06.02.01	Administrative	(140,379)	(76,872)	(72,275)
3.06.02.02	Management Fees	(18,835)	(13,517)	(9,558)
3.06.03	Financial	(630,348)	(105,390)	(129,327)
3.06.03.01	Financial Income	616,216	11,035	59,287
3.06.03.02	Financial Expenses	(1,246,564)	(116,425)	(188,614)
3.06.04	Other Operating Income	334	33,665	26,406
3.06.05	Other Operating Expenses	(213,712)	(28,538)	(7,989)
3.06.06	Equity Pick-up	0	0	0
3.07	Operating Income	(135,178)	403,650	80,502
3.08	Non-operating Income	(48,508)	(19,888)	(6,177)
3.08.01	Income	48,043	9,257	18,970
3.08.02	Expenses	(96,551)	(29,145)	(25,147)
3.09	Income Before Tax And Profit Sharing	(183,686)	383,762	74,325
3.10	Current Income Tax and Social Contribution	(43,335)	(46,305)	26,416
3.11	Deferred Income Tax and Social Contribution	298,670	14,225	35,143
3.12	Statutory Participations / Contributions	(16,892)	(27,192)	(11,510)
3.12.01	Profit Sharing	(16,892)	(27,192)	(11,510)
3.12.01.01	Employees’ Profit Sharing	(13,500)	(24,636)	(9,934)
3.12.01.02	Management Profit Sharing	(3,392)	(2,556)	(1,576)
3.12.02	Contribution	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0
3.14	Minority Interest	(385)	(3,183)	(7,121)
3.15	Net Income In Fiscal Year	54,372	321,307	117,253
	Number of Shares (Ex-treasury)	206,527,618	185,526,667	165,526,667
	Earnings Per Share	0.26327	1.73186	0.70836
	Loss Per Share

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.01 - STATEMENT OF CASH FLOWS – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2008 to 12/31/2008	4- 01/01/2007 to 12/31/2007	5- 01/01/2006 to 12/31/2006
4.01	Net cash provided by (used in) operating activities	634,610	337,462	202,974
4.01.01	Net Income for the year	54,372	321,307	117,253
4.01.02	Changes in operating assets and liabilities	(748,021)	(222,891)	(101,754)
4.01.02.01	Trade accounts receivable	(194,932)	(99,305)	(72,493)
4.01.02.02	Inventories	(464,528)	(223,779)	(61,089)
4.01.02.03	Trade accounts payable	255,771	94,113	106,611
4.01.02.04	Contingencies	(26,993)	(9,304)	(6,952)
4.01.02.05	Payroll and related charges payable	(317,339)	15,384	(67,831)
4.01.03	Others	1.328,259	239,046	187,475
4.01.03.01	Minority shareholders	385	3,183	7,121
4.01.03.02	Depreciation, amortization and depletion	448,565	272,241	238,568
4.01.03.03	Amortization of goodwill	152,996	21,398	7,357
4.01.03.04	Gain on permanent asset disposals	35,658	18,608	358
4.01.03.05	Deferred income tax	(291,084)	(14,225)	(39,221)
4.01.03.06	Provision/reversal for contingencies	(34,071)	3,530	(14,239)
4.01.03.07	Other provisions	7,763	9,897	1,745
4.01.03.08	Exchange variations and interest	998,400	(75,586)	33,373
4.01.03.09	Summer Plan effects	0	0	(47,587)
4.01.03.10	Law 11.638/07 effects	9,647	0	0
4.02	Net cash (used in) provided by investing activities	(1,627,560)	(831,195)	(1,442,134)
4.02.01	Cash investments	(2,733,029)	(350,511)	(972,756)
4.02.02	Redemption of cash investments	2,829,899	541,108	258,138
4.02.03	Additions to property, plant and equipment	(634,511)	(509,744)	(523,893)
4.02.04	Acquisitions/formation period of breeding stock	(208,334)	(126,102)	(105,904)
4.02.05	Disposal of fixed assets	13,047	4,186	14,215
4.02.06	Business acquisition, net	(796,132)	(347,292)	(95,521)
4.02.07	Additions to deferred charges	(98,493)	(42,840)	(16,406)
4.02.08	Other Investments, net	(7)	0	(7)
4.03	Net cash (used in) provided by financing activities	1,118,377	1,265,196	797,131
4.03.01	Debt issuance	3,247,970	1,705,928	1,655,890
4.03.02	Repayment of debt (principal and interest)	(2,048,750)	(1,265,177)	(1,592,835)
4.03.03	Capital increase	33,489	900,000	800,000
4.03.04	Dividends and interest on shareholders’ equity paid	(114,332)	(75,555)	(61,789)
4.03.05	Capital distribution to minority shareholders	0	0	(4,135)
4.04	Exchange variation on cash and cash equivalents	0	0	0
4.05	Net (decrease) increase in cash	125,427	771,463	(442,029)
4.05.01	At the beginning of the year	1,108,028	336,565	778,594
4.05.02	At the end of the year	1,233,455	1,108,028	336,565

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2008 TO 12/31/2008 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	2,500,000	0	0	729,921	(3,942)	0	3,225,979
5.02	Adjustments in past fiscal years	0	0	0	0	(232)	0	(232)
5.03	Adjustments Balance	2,500,000	0	0	729,921	(4,174)	0	3,225,747
5.04	Profit/Loss In Fiscal Year	0	0	0	0	54,372	0	54,372
5.05	Allocation of income	0	0	0	791	(77,206)	0	(76,415)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Others destinations	0	0	0	791	(791)	0	0
5.05.03.01	Legal Reserve	0	0	0	3,860	(3,860)	0	0
5.05.03.02	Reserve for expansion	0	0	0	(3,069)	3,069	0	0
5.05.03.03	Reserve to increase capital	0	0	0	0	0	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(38,129)	(38,129)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	(38,129)	(38,129)
5.08	Increase (Decrease) in Capital Stock	945,043	0	0	0	0	0	945,043
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	1,600,000	0	0	504,512	360	0	2,104,872
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	1,600,000	0	0	504,512	360	0	2,104,872
5.04	Profit/Loss In Fiscal Year	0	0	0	0	321,307	0	321,307
5.05	Allocation of income	0	0	0	225,409	(325,609)	0	(100,200)
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over company capital	0	0	0	0	(100,200)	0	(100,200)
5.05.03	Others destinations	0	0	0	225,409	(225,409)	0	0
5.05.03.01	Legal Reserve	0	0	0	16,280	(16,280)	0	0
5.05.03.02	Reserve for expansion	0	0	0	144,007	(144,007)	0	0
5.05.03.03	Reserve to increase capital	0	0	0	65,122	(65,122)	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase (Decrease) in Capital Stock	900,000	0	0	0	0	0	900,000
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	2,500,000	0	0	729,921	(3,942)	0	3,225,979

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.03 -  STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY CONSOLIDATED FOR THE PERIOD FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	800,000	0	0	425,215	(2,420)	0	1,222,795
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	800,000	0	0	425,215	(2,420)	0	1,222,795
5.04	Profit/Loss In Fiscal Year	0	0	0	0	117,253	0	117,253
5.05	Allocation of income	0	0	0	79,297	(114,473)	0	(35,176)
5.05.01	Dividends	0	0	0	0	(3,676)	0	(3,676)
5.05.02	Interest over company capital	0	0	0	0	(31,500)	0	(31,500)
5.05.03	Others destinations	0	0	0	79,297	(79,297)	0	0
5.05.03.01	Legal Reserve	0	0	0	5,724	(5,724)	0	0
5.05.03.02	Reserve for expansion	0	0	0	50,679	(50,679)	0	0
5.05.03.03	Reserve to increase capital	0	0	0	22,894	(22,894)	0	0
5.06	Realization of earnings reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase (Decrease) in Capital Stock	800,000	0	0	0	0	0	800,000
5.09	Capital Reserve Constituition /Realization	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other Transactions of Capital	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Final Balance	1,600,000	0	0	504,512	360	0	2,104,872

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.01 STATEMENT OF CONSOLIDATED  VALUE ADDED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2008 to 12/31/2008	4- 01/01/2007 to 12/31/2007	5- 01/01/2006 to 12/31/2006
6.01	Revenues	12,488,485	7,437,287	5,871,441
6.01.01	Sales of goods and products	12,606,572	7,458,523	5,876,373
6.01.02	Other income	(108,007)	(13,635)	(1,357)
6.01.03	Revenue of own assets	0	0	0
6.01.04	Allowance for doubtful accounts	(10,080)	(7,601)	(3,575)
6.02	Raw materials acquired from third parties	(8,616,589)	(4,721,955)	(3,836,060)
6.02.01	Cost of sales	(6,987,625)	(3,682,311)	(2,976,956)
6.02.02	Material, energy, third parties and others	(1,613,896)	(1,036,292)	(860,120)
6.02.03	Losses of assets’ value	(15,068)	(3,352)	1,016
6.02.04	Others	0	0	0
6.03	Gross value added	3,871,896	2,715,332	2,035,381
6.04	Retentions	(601,561)	(293,638)	(245,925)
6.04.01	Depreciation, amortization and depletion	(601,561)	(293,638)	(245,925)
6.04.02	Others	0	0	0
6.05	Net value added	3,270,335	2,421,694	1,789,456
6.06	Received from third parties	616,549	11,227	59,459
6.06.01	Equity pick-Up	0	0	0
6.06.02	Financial income	616,216	11,035	59,287
6.06.03	Others	333	192	172
6.07	Added value to be distributed	3,886,884	2,432,921	1,848,915
6.08	Distribution of added value	3,886,884	2,432,921	1,848,915
6.08.01	Employees	1,320,205	969,480	770,391
6.08.01.01	Direct payment	1,073,520	814,043	636,294
6.08.01.02	Benefits	177,460	112,802	96,575
6.08.01.03	F.G.T.S.	69,225	42,635	37,522
6.08.01.04	Others	0	0	0
6.08.02	Taxes, Charges and Contribution	1,201,054	1,018,867	766,278
6.08.02.01	Federal	544,560	623,582	466,070
6.08.02.02	State	649,571	392,027	298,132
6.08.02.03	Municipal	6,923	3,258	2,076
6.08.03	Third parties capital remuneration	1,310,868	120,084	187,872
6.08.03.01	Interest	1,246,564	83,361	159,868
6.08.03.02	Rent	64,304	36,723	28,004
6.08.03.03	Others	0	0	0
6.08.04	Shareholders’ remuneration	54,757	324,490	124,374
6.08.04.01	Interest on shareholders’ equity	76,415	100,200	31,500
6.08.04.02	Dividends	0	0	3,676
6.08.04.03	Retained earnings/losses	(22,043)	221,107	82,077
6.08.04.04	Non controlling shareholders participation	385	3,183	7,121

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

12.01 — REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To

The Board of Directors and Shareholders

Perdigão S.A.

São Paulo - SP

1.              We have examined the accompanying balance sheet of Perdigão S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2008 and the related statements of income, changes in shareholders’ equity, cash flows and added value for the year then ended, which are the responsibility of its management.  Our responsibility is to express an opinion on these financial statements.

2.              Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company’s and its subsidiaries’ management, as well as the presentation of the financial statements taken as a whole..

3.              In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Perdigão S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2008, and the results of its operations, changes in its shareholders’ equity, its cash flows and the added values for the year then ended, in conformity with accounting practices adopted in Brazil.

4.               We have previously examined the accompanying financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2007, including the balance sheet, statements of income, changes in shareholders’ equity, changes in financial position and the supplementary information of cash flows and added value on which we issued an unqualified opinion, dated on February 21, 2008. As mentioned in Explanatory Note 2, accounting practices adopted in Brazil changed as from January 1st, 2008. The accompanying December 31, 2007 financial statements, presented in conjunction with the 2008 financial statements, were prepared in accordance with accounting practices adopted in Brazil prevailing at December 31, 2007 and, as permitted by the Technical Pronouncement  CPC 13 — Law 11.638/07 first adoption and Provisional Measure 449/08, are not being restated for comparative purposes.

March 23, 2009

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original in Portuguese signed by	Original in Portuguese signed by
José Luiz Ribeiro de Carvalho	Charles Krieck
Accountant CRC 1SP141128/O-2	Accountant CRC 1SP212272/O-2

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 — MANAGEMENT REPORT

Dear Shareholders,

The good operating performance of our chosen businesses both in the meats and dairy products segments has been determinant to increase our effective operating cash generation for the year, and consolidating our acquisitions and organic growth.

Sales revenue reached R$ 13.2 billion, a  growth of 69% in 2008 compared to the same period of last year, generating an EBITDA of R$ 1.2 billion — 44.4% greater than 2007.

These results reflected company performance in the meats business, which posted growth of 45.3% in revenues and 30% in sales volume, and an increase of 252.7% and 311.4% in sales and sales volume, respectively for the dairy products area, in addition to the other segments that also made positive contributions. The Company spared no effort to improve average prices, necessary to offset spiraling costs of the principal raw materials during the course of the year, and thus ensuring a reduction in expenses, in line with a strategic focus on an improved sales mix.

These initiatives allowed a gradual increase in operating results, despite the complexity of absorbing recent acquisitions (Eleva, Plusfood and Cotochés) set against the background of an adverse international scenario. The latter continues to be reflected in constant oscillations in the financial markets and in the world economy as a whole - manifested in extremely volatile commodity prices, further exacerbated by a sharp depreciation in the Real against the US Dollar, notably in the second half of the year.

The foreign exchange translation effects generated an additional financial expense of R$ 416 million during the year, without cash disbursement, the impact of the Real’s devaluation against the US Dollar on our long-term currency debt.  The result was a net income of R$ 54.4 million against R$ 321.3 million in 2007. Ignoring the portion of amortized goodwill, the net income for the year would have been R$ 155 million.

While net results have been below expectations, Perdigão ended fiscal year 2008 with good operating margins as well as recording positive liquidity with a cash position of R$ 2 billion and 70% of its debt with long-term maturities. This Company’s situation is a comfortable one over the short term and permits confidence over the long-term.

As we have already explained, recent acquisitions have demanded a series of adjustments necessary to reflect forecasted returns. Furthermore, current extremely volatile and uncertain market conditions dictate greater prudence. We remain determined to achieve our goal of incorporating and adjusting these acquisitions, promoting value added, capturing relative synergies and absorbing important improvements in the Company’s consolidated performance over the medium/long-term.

(The variations mentioned in this report are comparisons between the fourth quarter 2008 and the fourth quarter of 2007, and for the year 2008 compared with 2007, except where otherwise state

OPERATING AND FINANCIAL INDICATORS —2008

•                  Gross sales for the year rose 69% to R$ 13.2 billion, reflecting a buoyant performance both in the domestic and export markets, boosted by the consolidation of recent acquisitions.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                  Growth of 74.5% in total sales volume of meats, dairy products and other processed products;

•                  The domestic market accounted for 56.3% of net sales and recorded a growth of 76.6% in gross sales, particularly commercialized volumes, breaking down as follows: a growth of 26.3% in meats, 305.7% in dairy products and 69.6% for other processed products;

•                  Export markets contributed 43.7% of net sales. Exports increased 58.1% in revenues, with meat sales volumes 32.9% higher.

•                  Processed products, which corresponded to 48.7% of sales, rose 38.5% in sales revenue and 26.1% by volume;

•                  Gross profit reached R$ 2.8 billion, a 47.3% increase;

•                  EBITDA totaled R$ 1.2 billion, a significant rise of R$ 356.6 million in the year — 44,4% higher, and an EBITDA margin of 10.2%;

•                  While factoring in the absorption of acquired businesses and good operating performance, net income posted R$ 54.4 million — 83.1% down on the preceding year. Due to the impact of foreign exchange movements on financial expenses - albeit having  no cash effect -, the portion of goodwill attributable to the fiscal year, a reflection of recent acquisitions, and non-recurring effects arising from adjustments and the optimization of production;

Perdigão’s shares posted an average trading volume of US$ 26.8 million/day in the year, a 45% increase.

HIGHLIGHTS - R$ Million	2008	2007	% Ch.
GROSS SALES	13,161	7,789	69%
DOMESTIC MARKET	8,104	4,589	77%
EXPORTS	5,057	3,199	58%
NET SALES	11,393	6,633	72%
GROSS PROFIT	2,759	1,873	47%
GROSS MARGIN	24.2%	28.2%	—
EBIT	709	504	41%
NET INCOME	54	321	(83)%
NET MARGIN	0.5%	4.8%	—
EBITDA	1,159	803	44%
EBITDA MARGIN	10.2%	12.1%	—
EARNINGS PER SHARE*	0.26	1.73	(85)%

* Consolidated earnings per share (in Reais), excluding treasury shares.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

EBITDA - R$ million

HIGHLIGHTS — 4th Quarter 2008

•                  The 57.1% rise in gross sales for the final quarter of the year contributed to improved margins, translating into a 15.2% EBITDA margin against 12.5% for the previous year, equivalent to R$ 464.8 million — and generating a 93.3% rise in EBITDA.

•                  Domestic market sales were 60.8% higher, with significant increases in volumes of 16.9% in meats and 321.8% in dairy products. Meanwhile, the export market grew 11% in meat volumes, with sales 51.1% greater, notwithstanding an accentuated decline in international prices and port logistics problems during the quarter. Processed products were equivalent to 52.0% of total sales revenues.

•                  With a gross margin of 29.8% against 28.9%, gross profit was up 63.9% to R$ 911.7 million;

•                  The Company posted a net loss of R$ 20 million. This reflected the booking of a portion of the goodwill from acquisitions, the foreign exchange translation effect on financial expenses — R$ 318 million (without cash disbursement) and adjustments in production processes with a view to improving efficiency, reducing costs and inventory of products destined for export market.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

HIGHLIGHTS - R$ Million	4Q08	4Q07	% Ch.
GROSS SALES	3,576	2,276	57%
DOMESTIC MARKET	2,278	1,417	61%
EXPORTS	1,298	859	51%
NET SALES	3,058	1,922	59%
GROSS PROFIT	912	556	64%
GROSS MARGIN	29.8%	28.9%	—
EBIT	312	156	100%
NET INCOME	(20)	98	—
NET MARGIN	(0.7)%	5.1%	—
EBITDA	465	240	93%
EBITDA MARGIN	15.2%	12.5%	—
EARNINGS PER SHARE*	(0.10)	0.53	—

* Consolidated earnings per share (in Reais), excluding treasury shares.

EBITDA - R$ million

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Breakdown of Net Sales —%

2008

By Product

By Market

* Includes powdered milk

SECTORAL PERFORMANCE

Extreme volatility impacted market performance during the year. Export markets were characterized by the need to constantly pass onto prices spiraling grain quotations and the by the appreciation of the Real. However, from September, the international financial crisis brought a completely contrasting scenario of falling commodity prices and devaluation in the Real. The deterioration in the credit crunch triggered a process of destocking having a severe negative knock-on effect on international prices, which showed a strongly downward curve in dollar terms, making cuts in inventory levels.

By contrast, the domestic market continued to benefit from growth in effective mass of real wages although expansion in credit and lengthening maturities to the consumer tended to squeeze disposable income available for non-durables such as food, favoring, at least until the third quarter, growth in consumer durables.   However, in the final quarter this process was reversed with the adverse international outlook resulting in a squeeze on credit and leading to adjustments in production and payroll reductions in various sectors of the Brazilian economy as well as the adoption of a more cautious posture on the part of the consumer, provoking significant cuts in consumption, particularly in durable goods.

The impacts of this scenario are still difficult to measure but we believe we are more prepared to successfully meet these adversities, positioned as we are in a sector that is fundamental to satisfying basic consumer needs. Furthermore, Perdigão is blessed with a wide range of products and brands to all income groups.

Exports: The volume of Brazilian poultry exports totaled 3.6 million tons in 2008, 10.9% up on 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). In US dollar terms, overseas sales grew 40% to US$ 6.9 billion. Conversely, in the pork meat market, physical exports declined between 2007 and 2008 from 606 thousand tons to 529 thousand tons, albeit offset by a rise in prices of 42,2%, which boosted export revenue by 20,1%. Beef exports also recorded a fall of 14.4%, principally due to an EU trade ban. Brazil shipped 1.4 million tons of beef, generating export revenues 20.3% higher - US$ 5.3 billion, due to a 40.5% hike in prices. The redefinition of Russian pork meat and beef import quotas also reflected a decline in volumes registered for these protein sources.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

With the worsening in the international crisis during the final quarter of 2008, importers were obliged to adjust inventory and this in conjunction with the serious financial difficulties of producers resulted in a significant drop of US dollar prices as the following graph indicates.

Average Prices

In the market for milks, powdered milk exports reached 82.8 thousand tons, a year-on-year increase of 99%, while shipment values were US$ 377 million — 127.4% higher.

Domestic Consumption: Real incomes rose 3.4%, while average nominal income increased 9.6%. According to the Brazilian government statistics office — IBGE, employment grew by 4.7% driven by a range of different economic sectors, the result of vigorous domestic demand. Additionally, the expansion in credit and more generous maturities stimulated consumer demand for durable goods and, by contrast, reducing disposable incomes available for consumption of semi- and non-durables, a scenario which radically changed in the fourth quarter on the back of the gathering turmoil in international markets.

AC Nielsen data for 2008 reported a growth of 2.6% in frozen meat products, while demand for frozen pasta jumped 19.3% and frozen pizzas by 3.6%. Specialty meats dipped slightly by 1.7% and margarines by 1.4%. The market for dairy products posted growth of 3.5%.

Raw Materials: Reflecting international commodity price volatility, domestic market corn prices increased 9% according to the FNP Institute and below prices on the Chicago Board of Trade — CBOT - indicative of comfortable supplies on the domestic market. FNP statistics reported a rise in soybean prices of about 30% reflecting CBOT commodity prices and currency variation. Data published by the Center for Advanced Studies in Applied Economics — Cepea show that average prices for in natura milk were 2.2% higher and while falling back in the last quarter, caused strong upward momentum in production costs until September, the price of milk collection at the farm gate rising as much as 34%. Live cattle prices increased 37.6% on the back of tighter supply.

Perspectives: Both ABEF and the Brazilian Pork Industry and Export Association — ABIPECS are forecasting growth in exports of chicken and pork meats of 5% and 3.5%, respectively. This reflects the reopening of the Chinese market as well as the penetration of new markets, in addition to competitiveness of the Brazilian product in more consolidated markets. However, average US Dollar export prices will remain under pressure, reflecting weaker demand, compared to the average for the year as a whole.

The outlook for Brazilian employment is for higher jobless rates, albeit with upper average income due to the annual adjustment in the minimum wage and declining inflation. Contrary to 2008, prospects are for a

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

reversal in consumption patterns due to the greater proportion of disposable incomes being directed to non-durables such as food.

National Supply Council — Conab is forecasting a decline in the Brazilian grain crop - soybeans down by 4% and corn by 14%. This reduced output is unlikely to affect supplies in the light of healthy inventory levels for these raw materials, in particular, corn.

INVESTMENTS AND PROJECTS

Investments

The year’s investments, encompassing capital expenditures and acquisitions reached R$ 2.4 billion — 179.4% greater than 2007. The new businesses acquired during the year, namely Eleva — dairy products and meats, Plusfood — meat processing in Europe, and Cotochés — dairy products, amounted to R$ 1.8 billion against acquisitions of R$ 347.6 million in 2007, a rise of 408% and representing 73.8% of total company investment in 2008.

Of the remaining R$ 628.4 million, 26.2% of the total amount was allocated to upgrading and enhanced productivity projects implemented in the regions of the Midwest (Rio Verde-GO, Nova Mutum-MT, Mirassol D’Oeste-MT); South (Videira-SC, Capinzal-SC, Marau-RS, Carambei-PR), as well as the Distribution Centers in São Paulo, Goiás, Pernambuco, Bahia and in information technology as well as being directed to new projects announced by the Company involving both meats as well as dairy product activities.

Among the principal investments we would highlight:

Construction of an industrial unit (dairy products) — On June 10 2008, we announced the construction of the sixth powdered milk processing tower  in Três de Maio in the state of Rio Grande do Sul. This unit will have a capacity to process two thousand tons/month of powdered milk. The Company already has a plant in the municipality for producing mozzarella. As part of the strategy for increasing the value-added content of the dairy products portfolio, an additional R$ 65 million will be injected into this unit, with completion scheduled for February 2010.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Acquisition of Cotochés (dairy products) - On April 2 2008, Perdigão acquired Cotochés, a traditional industry in the dairy products segment in the state of Minas Gerais. The investment totaled R$ 54 million, plus the assumption of R$ 15 million in debt. Cotoches portfolio includes about 50 items, among them, long life milk (UHT), powdered milk, cheeses, butter, cream cheese, cream milk, fermented milk and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

Conclusion of the Eleva Alimentos S.A. acquisition — On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.6 million (46% of the operation) representing a cash payment to Eleva Alimentos’ shareholders in January and February 2008, the remaining stake of 54% being incorporated into Perdigão S.A. The latter corresponds to the portion of the operation involving the exchange ratio in the proportion of 1 new Perdigão share for 1.74308855 Eleva shares, resulting in the issuance of 20 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations have been transferred to the meat and dairy products Business Units, domestic and export markets.

On April 14 2008, Perdigão announced a material fact proposing the merger of the wholly owned subsidiary Eleva, later approved at the Ordinary Shareholders’ Meeting of April 30 2008. The objective of this initiative was the incorporation of synergies and the recognition of the applicable portion of goodwill of the operation for booking to Perdigão’s 2008 balance sheet.

Conclusion of the Plusfood acquisition - On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe, for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

Agroindustrial Complex — Bom Conselho - PE — In line with September 2007’s announcement to build the new agroindustrial complex, construction work continues to run to plan with a forecasted investment of R$ 280 million, divided between fixed and working capital. A total of R$ 170 million has been allocated for investment in permanent assets. Of this amount, 50% of the work on the complex was concluded in 2008. The complex involves the construction of a processing unit for specialty meats and another for dairy products. The first module — for dairy products - is expected to come on stream for the second half of 2009 at 50% of expected total installed capacity.

Agroindustrial complex — special poultry — Mineiros - GO — The purpose-built agroindustrial complex for processing special poultry — turkeys with more than two thirds of the output to be exported was concluded in September and is now operating at its full capacity of 81 thousand tons of processed products/year.

Distribution Centers — Embu(SP) and Rio Verde(GO) — Construction of the first phase of the Embu Distribution Center (DC)  has been concluded consisting of three storage environments for frozen, chilled and dry foodstuffs. The Distribution Center is responsible for storage and distribution to the entire Southeast region of Brazil and uses the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandize. Work on the second phase of the installation of the transelevator system involving robotic inventory processing should be concluded in the first half of 2009.  The Rio Verde mega DC is a similar project to the São Paulo installation and was completed in December 2008.

Investments in poultry and hog breeder stock amounted to R$ 208.3 million, a growth of 65.2%  a reflection of the Company’s organic growth and the merger of the Eleva business.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In the  quarter, investments in capex were R$ 116 million, 59,9% less than 2007, but in line with the strategic decision of reduced growth rates due to the adverse economic situation. Investments in poultry and breeder stock were R$ 50.4 million compared with R$ 35.9 million in the same  quarter in 2007.

Table of Investments

R$ million

New Business	Announcement /Conclusion	Investments R$ million	Location	Description
PLUSFOOD Meet Processing	May 22, 2007 Jan 2, 2008	R$ 45	Oosterwolde - The Netherlands Wrexham - United Kingdom Constanza - Romênia	acquisition of 100% of the Company, with 3 units in Europe

ELEVA Dairy Products and Meats	Oct 30, 2007 Feb 22, 2008	R$ 1,676	Argentina, Brazil (Bahia, Goiás, Mato Grosso do Sul, São Paulo and Rio Grande do Sul)	Acquisition of 100% of the Company - 46% in cash and 54% in shares

COTOCHÉS Dairy Products	April 2, 2008	R$ 54	Ravena and Rio Casca - MG	Acquisition of 100% of the company with 2 industrial units

DAIRY PRODUCTS PLANT	June 10, 2008 Feb, 2010	R$ 65	Três de Maio - RS	Unit under construction

MEAT PROCESSING	Sep, 17 2007	R$ 100	Bom Conselho - PE	Unit under construction: 18-24 mouths

DAIRY PRODUCTS PLANT	Sep, 17 2007 Second half 2009	R$ 70	Bom Conselho - PE	Unit under construction: 16-24 mouths

NOVA MUTUM EXPANSION Poultry Slaughter	Aug, 17 2007 Second half 2010	R$ 130	Nova Mutum - MT	Increase in production capacity

AGROINDUSTRIAL COMPLEX Special Poultry - Turkey	March 20, 2007 Sep 2008	R$ 240	Mineiros - GO	Increase in production capacity

OPERATING PERFORMANCE

Production — Meat production increased by 37.5% during the year, encompassing planned organic growth and the incorporation of the new acquisitions. Poultry and hog slaughtering rose 37.6% and 25.2%, respectively to support the increase in meat protein output.

On the other hand, the output of dairy products increased 279.7% due to an increased flow of milk and processed dairy products following the acquisition of Eleva Alimentos and Cotochés, as well as the growth in processed dairy products from Batavo and the production to order business with CCL in São Paulo and CCPL in Rio de Janeiro (these contracts being reviewed at the year-end for optimizing and reducing the costs of production in these regions, albeit production volumes remaining unchanged).

Other processed products, which recorded an increase of 162.4%, largely involve volumes arising from acquisitions and the strategic alliance with Unilever, in the margarine segment, concluded at the end of August last year. Volume increase was also driven by significant increases in other lines such as pastas, pizzas and frozen vegetables.

In the fourth quarter, meat production grew 30.5%, dairy products, 264% and other processed products, 86.4%.

The Company announced a 20% cut in volumes of meat production for export during the first quarter of 2009, in order to adjust inventory levels in the industry given destocking by importers, a process which was detected towards the end of 2008. As a result some industrial units supplying overseas markets have announced technical stoppages and vacation shutdows for the first quarter of 2009.

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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PRODUCTION	4Q08	4Q07	Ch.	2008	2007	Ch.
POULTRY SLAUGHTER (million heads)	217.4	158.5	37%	863.2	627.3	38%
HOG/ CATTLE SLAUGHTER (thousand heads)	1,176.7	939.1	25%	4,713.2	3,774.7	25%
PRODUCTION (thousand tons)
MEATS	506.4	388.0	31%	2,038.8	1,482.9	37%
DAIRY PRODUCTS	300.7	82.6	264%	1,226.5	323.0	280%
OTHER PROCESSED PRODUCTS	22.6	12.1	86%	93.8	35.7	162%
FEED AND PREMIX (thousand tons)	1,268.4	1,034.4	23%	5,251.0	3,932.7	34%
ONE-DAY CHICKS (milion units)	212.8	169.5	26%	882.6	667.0	32%

Domestic Market – With sales 76.6% higher, the domestic market reported R$ 8.1 billion in revenues, a result driven by the favorable performance in revenues from the meat businesses, 36.2%; dairy products, 237.4% and other processed products, 53.8%, compared to the same period in 2007.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	4Q08	4Q07	% CH	4Q08	4Q07	% CH
MEATS	218.4	186.7	16.9	1,293.4	986.2	31.1
IN NATURA	36.1	15.2	137.4	160.3	75.1	113.5
POULTRY	28.8	11.0	162.2	121.0	53.7	125.3
PORK/BEEF	7.2	4.2	72.1	39.4	21.4	83.9
ELABORATED/PROCESSED (MEATS)	182.3	171.6	6.3	1,133.0	911.1	24.4
DAIRY PRODUCTS	291.0	69.0	321.8	715.6	208.5	243.2
MILK	226.5	31.7	614.1	425.2	59.3	616.9
DAIRY PRODUCTS/ JUICE/ OTHERS	64.5	37.3	73.1	290.3	149.2	94.6
OTHER PROCESSED	27.4	26.3	4.0	154.2	147.7	4.5
SOYBEAN PRODUCTS/ OTHERS	53.3	50.5	5.6	115.3	75.0	53.7
TOTAL	589.9	332.5	77.4	2,278.5	1,417.4	60.7

PROCESSED	274.1	235.1	16.6	1,577.6	1,207.9	30.6
% TOTAL SALES	46.5	70.7		69.2	85.2

	2008	2007	% CH	2008	2007	% CH
MEATS	815.8	646.0	26.3	4,250.4	3,120.2	36.2
IN NATURA	164.6	61.0	169.6	677.3	279.3	142.5
POULTRY	125.9	47.6	164.6	490.6	215.2	128.0
PORK/BEEF	38.6	13.4	187.4	186.7	64.1	191.3
ELABORATED/PROCESSED (MEATS)	651.2	584.9	11.3	3,573.1	2,840.9	25.8
DAIRY PRODUCTS	1,127.6	278.0	305.7	2,807.1	832.1	237.4
MILK	880.1	127.5	590.1	1,690.5	242.8	596.4
DAIRY PRODUCTS/ JUICE/ OTHERS	247.5	150.4	64.5	1,116.6	589.4	89.5
OTHER PROCESSED	105.7	62.3	69.6	603.4	392.3	53.8
SOYBEAN PRODUCTS/ OTHERS	218.6	184.5	18.5	443.4	244.5	81.4
TOTAL	2,267.7	1,170.8	93.7	8,104.2	4,589.2	76.6

PROCESSED	1,004.4	797.7	25.9	5,293.1	3,822.6	38.5
% TOTAL SALES	44.3	68.1		65.3	83.3

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Meats – This activity accounted for 52.4% of domestic market sales, volumes growing by 26.3% with elaborated/processed products putting in a particularly strong showing. The latter, representing higher aggregate value and good contribution margin, reported growth of 11.3% in volumes, with a 12,8% improvement in average prices, although still pressured by 21.3% higher average costs.

On the other hand, the 142.5% increase in sales and 169.6% in volumes of in-natura products, notably due to the participation of poultry and pork meat in Perdigão’s business following the Eleva merger, translated into a squeeze on margins during the year. This was due partially to higher production costs of the principal raw materials and also to poultry production at the plant in the state of Bahia (previously owned by Eleva), a region where grains are not produced and dependent on the transportation of these inputs from other regions or on acquisition through government auction. The Company has readjusted Eleva’s production processes to improve these indicators and, gradually, the mix of these products, which are more affected by commodity price volatility.

Dairy products – Dairy products, which represent 34.6% of domestic sales, recorded a growth of 237.4% in revenues and 305.7% in volumes during the year. Processed dairy products posted an increase of 89.5% and 64,5%, respectively in sales revenue and volumes. Nevertheless, the increase in average prices was not enough to entirely offset higher average production costs in relation to milk prices acquired from the farm during the year. However, catchment prices were reduced in the final quarter, contributing to an improvement in margins.

Milk sales – incorporating long life (UHT), pasteurized and powdered milk - increased 590.1% in volume due to the consolidation of the Eleva Alimentos and Cotochés businesses. The process of absorbing this growth was undertaken in a particularly atypical scenario. This was notably the case with the UHT milk business, where a significant third quarter adjustment had to be made in view of growth in supplies of this product set against stagnating demand and feeding though to a sharp decline in retail prices. Oversupply also characterized the powdered milk market due to burgeoning world production and low prices. Perdigão undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this segment, these measures  recording a positive impact on results for the final quarter of the year.

Other processed products – include pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean-based vegetarian line, among others. These items reported growth of 53.8% in sales revenues and 69.6% in volumes, boosted by the inclusion of margarines since August of last year. The decline in average prices compared with the preceding year is justified by the change in mix with the introduction of margarine products, which average prices are less than the other products but add a good contribution margin to the portfolio.

Processed products – Representing 65.3% of total sales revenues recorded for the domestic market, processed products — core to the Company’s strategy – registered growth of 38.5% and 25.9% in sales revenue and volumes, respectively, contributing significantly to operating margins. The decrease in the relative share of this segment in the Company’s business was due to the increase in higher meat and milk volume (in-natura).

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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Market Share - %

The Company ran marketing campaigns for Perdigão’s specialty meats and pizza lines as well as Batavo dairy products, including the Pense Light line, and the Elegê brand, the objective in all cases being the improvement of brand penetration and the commercial positioning of the product portfolio.

Distribution Channels*

(in revenue)

* Eleva unconsolidated

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In the fourth  quarter, domestic market sales revenues rose 60.8%, strongly driven by products specific to the year-end holiday period – Christmas and the New Year - with volume growth of 16.9% in meats, 321.8% in dairy products and 16.6% in total processed items.

Exports – Exports rose 58.1% in revenues with total volume 34.8% higher. Sales were notably strong in the principal markets, especially the Middle East, Far East, Eurasia, Europe, Africa and South America due to the demand for Brazilian protein. This was conducive to a good export market performance, partially offsetting the increase in costs up to the end of September and favorably impacting margins.

Revenues from the overseas sales of meats represented 97.3% of all exports, with sales 54.1% higher in revenue terms and 32.9% better in volumes. Processed meat product volumes were up 25.5%, also including the output from the Plusfood acquisition. In-natura poultry and pork meat increased by 34.6% during the year, incorporating the consolidation of Eleva.

Dairy product exports were R$ 127.8 million equivalent to 15.8 thousand tons, basically made up of powdered milk, cheese and butter.

Processed products accounted for 22.1% of exports, growing by 38.8% in revenues and 27.4% in shipment volume.

The Company was obliged to increase prices during the course of the year to partially offset narrower margins caused by a disproportional year-on-year rise in raw material costs. Average FOB (Free on Board) US dollar prices reported an increase of 24.7% compared with 2007.

However, the adverse scenario in the fourth quarter was responsible for undermining the Company’s best efforts, the principal reasons being: (i) an accentuated fall in international prices during the last quarter of 15.2% in US dollar-FOB terms compared with the third quarter, a reflection of destocking by importers due to the difficulty in raising working capital; (ii) flooding and damage to port infrastructure in the state of Santa Catarina in southern Brazil, with an immediate need to transfer exporting activities from the ports of Navegantes and Itajaí to those of São Francisco, Paranaguá and Rio Grande, and resulting in reduced shipments in November, the backlog still not totally cleared by the end of the year.

In local currency terms (Reais), average meat prices increased 16% with the average cost 18.7% higher compared with the same period in 2007, considering a foreign exchange variation of 32% in the period.

FEDERAL PUBLIC DEPARTMENT
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DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	THOUSAND TONS			R$ MILLION
EXPORTS	4Q08	4Q07	% CH.	4Q08	4Q07	% CH.
MEATS	241.6	217.6	11.0	1,248.3	857.3	45.6
IN NATURA	198.7	177.2	12.1	974.6	630.7	54.5
POULTRY	162.7	146.7	10.9	738.4	494.5	49.3
PORK/BEEF	36.0	30.5	17.9	236.3	136.2	73.4
ELABORATED/PROCESSED (MEATS)	42.9	40.4	6.0	273.7	226.5	20.8
DAIRY PRODUCTS	5.3	—	—	47.1	—	—
MILK	4.9	—	—	44.4	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	0.5	—	—	2.7	—	—
OTHER PROCESSED	0.3	0.4	(2.6)	2.2	1.4	54.4
TOTAL	247.2	218.0	13.4	1,297.6	858.7	51.1

PROCESSED	43.7	40.8	7.0	278.6	227.9	22.2
% TOTAL SALES	17.7	18.7		21.5	26.5

	2008	2007	% CH.	2008	2007	% CH.
MEATS	1,096.4	824.8	32.9	4,922.5	3,193.6	54.1
IN NATURA	909.2	675.6	34.6	3,833.7	2,394.7	60.1
POULTRY	767.0	555.2	38.2	3,014.8	1,865.7	61.6
PORK/BEEF	142.2	120.4	18.1	818.8	529.0	54.8
ELABORATED/PROCESSED (MEATS)	187.2	149.2	25.5	1,088.9	798.8	36.3
DAIRY PRODUCTS	15.8	—	—	127.7	—	—
MILK	12.7	—	—	106.8	—	—
DAIRY PRODUCTS	3.1	—	—	21.0	—	—
OTHER PROCESSED	1.5	1.4	4.9	6.8	5.9	16.6
TOTAL	1,113.7	826.2	34.8	5,057.1	3,199.3	58.1

PROCESSED	191.8	150.6	27.4	1,116.7	804.7	38.8
% TOTAL SALES	17.2	18.2		22.1	25.2

Perdigão reported the following performance in its leading overseas markets:

•      Europe – Exports registered an increase of 18.1% in revenues and 5.2% in volume,  Plusfood’s business also included. However, industrial demand for imported frozen products in the European market was lackluster, with greater supplies of chilled products, the indigenous production of which was ramped up due to regional preferences. Future pressures on demand for proteins  and the credit crunch could  favor our chicken meat products — a lower priced protein produced with premium sanitary conditions.

•      Middle East – Recording a significant increase of 79% in export revenues and 50.1% in volume, this market saw important increases in sales to various countries in the region. We were also able to gain greater penetration in this market thanks to increased production capacity following the acquisition of  Eleva, and tailoring production to customer requirements.

•      Far East – Export revenues climbed 45.4% and 16.8% in volume, demand from the Japanese market being a highlight due to reduced imports of cooked items from China. Surplus supply increased inventory levels in this market, which combined with the effects of the international crisis, made business negotiations more difficult, set against a background of growing volatility and falling prices in the local market. China reopened for chicken imports from Brazil, suggesting additional opportunities for Brazilian exports in 2009. However, the Chinese authorities have still not begun issuing the necessary import licenses.

•      Eurasia – We have incorporated our pork and beef production units authorized for exports, especially to the Russian market  where there was important demand for proteins up to September with an

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

improvement in prices ahead of the impending winter period and the end of the year holidays. Sales increased 46.8% against a 4.9% improvement in volume.

•      Africa, the Americas and Other Countries – There was a significant increase of 227.6% in export revenues and 145.6% in volumes on the back of whole chicken and other animal protein, mainly beef, together with an improvement in mix, in turn increasing  revenues to these markets. Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.

Exports by Region

(% net sales)

We have successfully concluded the total integration of Perdigão’s processes with those of Plusfood, our European acquisition. We have implemented the SAP R-3 system in the sales, finance and logistics areas, thus allowing joint distribution and consolidated  the logistics, sales and finance teams as well as eliminating structural overlaps. We have added a new line in fresh pie products, improving our competitive edge in this important and profitable market segment in the United Kingdom. We have also invested in a further production line for cold cuts. A sales team dedicated to food service and retail channels has been established to increase direct sales to consumers together with another team focused on serving industries and processors.

The fourth quarter was a positive one, especially when we consider the increasingly difficult conditions arising from the decline in international prices as well as port logistics in Brazil. Exports rose by 51.1%, with meat volumes 11% higher while overseas sales of dairy products amounted to 5.3 thousand tons, representing a growth of 7% in volumes of processed products or a 21.5% share of total exports. In spite of the slump in US dollar prices, average Real prices posted an increase reflecting the depreciation of the local currency against the US dollar and the improvement in margins due to a gradual reduction in costs.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 11.4 billion, in line with growth forecasts for the year and reflecting a good performance in the Company’s chosen markets and the consolidation of acquired businesses. However, these results should be seen in the light of diminishing export volumes (problems of port infrastructure) and an abrupt slide in average prices on the international market in the final  quarter of 2008.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The growth of 71.8% in the Company’s net sales for the fiscal year, plus a good operating performance, is testimony to the skill with which our businesses have been managed in a panorama of high volatility during the period.

The domestic market share of 56% represented net sales of R$ 6.4 billion, 84.5% more than 2007. Exports were responsible for the remaining 44%, a growth of  57.7%, and totaling R$ 5.0  billion.

Breakdown of Net Sales (%)

The Company’s strategic focus is to add value to our products, this strategy reflecting  a growth of 38.5% in sales and 26.1% in volumes, supported by processed products in the form of meats, dairy products, margarines, pizzas and pastas as well as other processed products. Processed products registered a relatively smaller participation of net sales, declining from 54.1% to 44.3% of the total due to the greater exposure to poultry, pork and milk commodity products, and principally in the light of the consolidation of the Eleva and Cotochés acquisitions.

In the last quarter of the year, net sales rose 59.1% to R$ 3.1 billion, a growth of 66% in the domestic and 50% in the export market, a positive performance for both these markets, notably due to year-end holiday sales to the domestic market and the new businesses into which the Company has diversified.

Cost of Sales

The cost of goods sold increased 81.4% in the year, 960 basis points (9.6 percentange points)960  above sales growth. However, this trend was ameliorated in the fourth  quarter due efforts by our team to stabilize margins in a scenario of cost and price pressures prevailing during the year. In spite of this, the year was characterized by a high degree of mismatch between prices and costs of principal raw inputs (corn, soybean meal, milk and beef).

While a gradual decline in prices has been recorded in corn and soybean trading on the Chicago Board of Trade — CBOT and the second winter corn crop in Brazil has permitted the doubling of final inventory for this commodity, these grains came under intense pressure in the first half of 2008, translating into higher production costs up to the end of the third quarter. In addition we faced with sharp currency variation in the fourth quarter. However, as a result of the expansion in business, the impact of these commodities has actually been relatively less significant in the participation of the Company’s total costs.

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Milk, another important raw material in the composition of overall dairy product costs, fell 1.8% during the year compared with 2007, and by 7.3% between the third and fourth quarters of 2008, partially adjusting prices of acquisition from the farms, which had been above normal levels due to greater demand from producers, especially those in the long-life milk (UHT) segment. However, catchment prices accumulated a steep increase up to September, compressing margins of fluid milk products.

In addition, other production costs involving secondary materials, packaging, freight and labor — principally a reflection of collective labor agreements -  contributed to the increase in cost of goods sold and  disproportionately greater than net sales. Cost of goods sold increased to R$ 8.6 billion against R$ 4.8 billion in 2007, representing 75.8% of net sales as opposed to 71.8% in 2007.

In the fourth  quarter, cost of goods sold reached R$ 2.1 billion, 57.2% more than the preceding year, but, demonstrating an effective improvement in relation to net sales for the quarter due to better portfolio  quality and reduced pressure from the principal inputs.

Gross Profit and Gross Margin

By virtue of the significant performance in sales together with newly consolidated businesses, Perdigão posted growth of 47.3% in gross profit for 2008, equivalent to R$ 885.6 million. Total gross profit for fiscal year 2008 was R$ 2,758.9 million against R$ 1,873.3 million in the preceding year.  As explained above, due to increases in production costs, gross margin fell from 28.2% to 24.2% during the year.

The 90 basis points year-on-year improvement in fourth quarter margins reflected the good  performance when prices of leading raw materials lost upward momentum, resulting in gross margins rising from 28.9% to 29.8%.

Operating Expenses

The fiscal year’s operating expenses warrant particular mention despite the adversities of the period due to the significant improvement of 260 basis points from 18% of net sales against 20.6%, thanks to the increase in sales.

Worthy of mention is the contribution margin generated by the new businesses together with a reduction in commercial expenses from 19.3% to 16.6% of the net sales even though there increases in variable commercial expenses in the shape of higher costs of freight, warehousing and port charges. The impact of these expenses intensified in the last quarter due to the consequences of flooding at the ports of Itajaí and Navegantes in the state of Santa Catarina, and the damage to port infrastructure. This required us to divert all our exports in the region to three other ports: Rio Grande (RS), Paranaguá (PR) and São Francisco (SC).

Accumulated operating expenses for the year were 49.7% higher, commercial expenses growing 47.9% and administrative expenses by 76.1%. In addition to the overheads from consolidated businesses, the cost of rescissions of retiring executives in line with the succession plan and widely announced, as well as administrative restructuring due to acquisitions, are included in this item.

In the fourth quarter, operating expenses rose 49.9%, an increase in line with net sales, the percentage of the latter declining from 20.8% to 19.6%, a saving of a 120 basis points despite the expansion in the sales and

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

distribution channels structure and investments in marketing during the period and additional costs arising from damage to port infrastructure.

Operating Income and Operating Margin

We believe that our progress merits particular attention in a turbulent year of highly volatile commodity prices and a grave financial and economic crisis. We successfully managed to improve our operating margins, gradually adjusting the divergence in costs and prices resulting from a difficult international scenario.

Our operating p income before financial results and other operating results was 40.6% higher — a gain of R$ 204.6 million during the year from R$ 503.9 million to 708.5 million, and a margin of 6.2% as against 7.6% in 2007.

In the fourth quarter, operating income was R$ 311.5 million, an expressive growth of 99.8%, with an operating margin of 10.2% against 8.1% posted in the same quarter in 2007 and 5.6% in the third quarter 2008, gains of 210 and 460 basis points, respectively.

Financial Results

Our decision to focus and protect our assets and liabilities using a structured policy to strictly meet the needs of our own businesses, once more proved to be the appropriate course of action. In order not to create negative impacts for our investors outside the operating context, corporate financial policy covers the leveraging of resources for the growth of the Company and its operations as well as the rigorous managing of risks associated with financial operations.

In the light of the foreign exchange scenario, which saw an approximately 32% devaluation of the Brazilian Real against the US dollar, (comparing closing rates for 2007 and 2008) and a 22% decline in the fourth quarter against the third, we recognized the translation effect (without implying a cash disbursement) on our net average currency exposure of financial expenses amounting to R$ 416 million for the year and R$ 318 million for the final quarter. The financial expenses arising from the exchange rate effect are gradually compensated as export shipments are made.

As a result, net financial expenses for the year were R$ 630.3 million during the year against R$ 105.4 million in 2007. In the fourth quarter, the same item amounted to R$ 383.9 million, a year-on-year increase of 453.5%.

The Company considers all its assets and liabilities indexed to the US dollar in its net exposure position which at the end of the period was US$ 821 million, short-term currency debt being totally protected through financial instruments such as Non-Deliverable Forward (NDFs), Swaps and BM&F Bovespa Operations.

Net debt, equivalent to total gross debt less cash and cash equivalents, increased 690% (or R$ 3.4 billion), largely concentrated in long-term maturities. In spite of a good sales performance, the net debt/EBITDA ratio increased from 0.5 to 2.9 times although it should be recalled that 2007 figures incorporated the primary share offering for the acquisition in the financial investments. Increased leverage reflects necessary expenditure in investments and acquisitions - and resulting increased need for loans due to greater working capital requirements combined with reduced operating cash generation in the first half of 2008, worldwide pressure on production costs and the currency effect on debt.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The Company’s financial position is secure and comfortable: the short-term debt payment schedule has been lengthened to a supportable maturity profile from the end of 2008 through 2009. This will allow Perdigão to proceed with its investment plans, propitiating continuous and sustained growth despite the credit crunch due to imploding world financial markets.

	ON 12/31/08			ON 12/31/07
DEBT	CURRENT	NONCURRENT	TOTAL	TOTAL	% CH.
LOCAL CURRENCY	460	768	1,228	620	98
FOREING CURRENCY	1,186	2,952	4,138	1,646	151
GROSS DEBT	1,646	3,720	5,366	2,266	137
CASH INVESTMENTS
LOCAL CURRENCY	772	0	772	1,453	(47)
FOREING CURRENCY	1,204	—	1,204	384	213
TOTAL CASH INVESTMENTS	1,976	0	1,976	1,837	8
NET ACCOUNTING DEBT	(330)	3,720	3,390	429	690
EXCHANGE RATE EXPOSURE - US$ MILLION			(821.3)	(308.7)	166

Other Operating Results

Of the amount of R$ 261.9 million booked to the Other Operating Results account, goodwill on acquisitions for the fiscal year was appropriated for R$ 153.0 million, 58.4% of this amount. In addition, expenses amounting to R$ 62.6 million were incurred involving rescission of contracts covering the dairy products business with CCL and CCPL were also recognized — a decision taken to rationalize costs and operational processes. Other revenues and expenses refer to cost of idle capacity, values written down due to obsolescence  and impairment costs on goods no longer employed in the production process.

Income Tax and Social Contribution

In the light of the value amortized in fiscal year 2008 attributed to goodwill on acquisitions, the currency translation effect of devaluation on financial expenses and appropriated interest on shareholders’ equity, income tax for the year was a positive R$ 255.3 million against a negative R$ 32.1 million in 2007.

Net Income and Net Margin

In view of the foregoing, the net income for the year was R$ 54.4 million against R$ 321.3 million in 2007. The good performance of the operations, which reflected in corresponding margins, were insufficient to offset the impacts of the devaluation on financial expenses and the effect of recognizing the goodwill premium (both involving no cash disbursement).

Also as a result of the above considerations, the fourth quarter reported a net loss of R$ 20.1 million, against a net income of R$ 97.5 million in 2007.

Changes arising from the application of Law 11.638/07 and Provisional Measure 449/08 are to be found in the Financial Statements, explanatory note 2.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

EBITDA

Management once again successfully met the challenges imposed by the difficulties in the international scenario and by the consolidation of new and complex businesses, always focused as it is on  creating added value and the strategic vision of sustained growth.

EBITDA reached R$ 1,159.3 million – 44.4% more than the cash generation recorded in 2007,  the EBITDA margin increasing to 10.2%. The nominal gain from the additional cash generation was R$ 356.6 million. In the fourth  quarter alone, EBITDA posted R$ 464.8 million, an increase of 93.3%.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 4.1 billion against R$ 3.2 billion in December 31 2007, 27.4% more than the preceding year, considering the paying in of the increased capital following the partial exercising of the greenshoe option and the incorporation of the shares of Eleva Alimentos S.A.’s shareholders. The annualized return on shareholders’  equity was 1.7% due to nonrecurring effects (currency and goodwill effects).

Capital Increase – On January 14 2008, Credit Suisse (Brasil) S. A., partially exercised the greenshoe option due to strong demand for the primary offering at the end of 2007, issuing a further 744,200 shares at the price of R$ 45,00 per share corresponding to R$ 33.5 million. Consequently, Perdigão paid in a total amount of R$ 934 million from the primary offering with an issuance of 20.7 million shares. Respective funds were allocated first and foremost to the payment of the R$ 764.8 million cash consideration for the Eleva acquisition and representing 46% of the total amount of the operation.

Incorporation of Shares – On February 21 2008, the Board of Directors approved the incorporation of 54% of the shares, held by Eleva Alimentos’ shareholders, into Perdigão S.A. on the basis of an exchange ratio of 1.74308855 of Eleva shares for each share of Perdigão. This amounted to the issuance of 20,256,751 million shares, the Company’s capital stock consequently amounting to R$ 3,445,042,795.00, represented by 206,958,103 common book entry shares.

Corporate Restructuring – Perdigão is reorganizing its business to simplify the corporate structure and allow gradual gains in synergies through the consolidation of activities with a consequent reduction in financial and operational costs and to rationalize processes, having executed the following incorporations:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Amortization of Goodwill – Pursuant to the publication of the material fact of January 5 2009 and the ruling of the Brazilian Securities and Exchange Commission in Official Letter CVM/SEP/GEA-2 020/2009, the Company has proceeded to reverse the entry fully amortizing the goodwill in the gross amount of R$ 1,518.6 million, net of the installments for goodwill maintained in the 2008 financial statements, with respect to the acquisition of investments and amortized at the time of the incorporations in 2008 in line with the material facts published on April 11 2008 and November 27 2008. The reverse entries have been recognized in the quarters to which the goodwill had been originally appropriated and figures for these same quarters have been republished.

The accounting and fiscal treatment will be executed according to currently prevailing practices and avoiding alterations to dividend rights or any other shareholder entitlement.

Thus the amount of R$ 1.5 billion, with respect to the goodwill on acquisitions based on forecasts of results for future fiscal years, has been booked to Non-Current Assets under the ‘Intangible’ item and will be subject to annual evaluation using the impermanent test (non recoverable).

Shareholder Remuneration – The Ordinary/Extraordinary General Meeting also ratified the Board of Directors’ decision at a meeting held on April 11 2008, which approved shareholders’ remuneration totaling R$ 76.4 million, corresponding to R$ 0.37 per share, paid on August 29 2008 in the amount of R$ 0.25 per share and on February 27 2009 in the amount of R$ 0.12 per share as interest on shareholders’ equity with the retention of withholding tax at source pursuant to the prevailing legislation. The amount distributed to the shareholders for the fiscal year 2008, represented 140% of net income recorded for the period.

STOCK MARKET

Due to the tumultuous situation in the international capital markets, the Company’s share and ADR performance was significantly affected in line with assets for other listed companies worldwide.

The shares trading under the PRGA3 symbol depreciated 32.8% for the year, less than recorded for the leading Brazilian stock indices, while the ADRs – trading under the PDA symbol fell 46.4% – a larger decrease due to the adjustment in price for movements in the foreign exchange rate. In the final quarter, Perdigão’s securities posted an accumulated decline of 18.3% and 32.6%, respectively for the shares and the ADRs.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PRGA 3	4Q08	4Q07	2008	2007
SHARE PRICE - R$*	29.74	44.26	29.74	44.26
TRADED SHARES (VOLUME) - MILLIONS	45.9	59.3	209.4	197.6
PERFORMANCE	(18.3)%	10.7%	(32.8)%	47.6%
BOVESPA INDEX	(24.2)%	5.7%	(41.2)%	43.6%
IGC (BRAZIL CORP. GOV. INDEX)	(21.8)%	(2.4)%	(45.6)%	31.5%
ISE (CORP. SUSTAINABILITY INDEX)	(28.6)%	12.8%	(41.1)%	40.4%

PDA	4Q08	4Q07	2008	2007
SHARE PRICE - US$*	26.38	49.24	26.38	49.24
TRADED ADRS (VOLUME) - MILLIONS	14.1	6.9	45.3	23.0
PERFORMANCE	(32.6)%	12.1%	(46.4)%	78.6%
DOW JONES INDEX	(19.1)%	(4.5)%	(33.8)%	6.4%

* Closing Price

The daily financial volume during the year was US$ 26.8 million, 45% more than for the previous year and US$ 16.4 million in the final quarter, 45% down due to capital markets turmoil, considering trading on both the São Paulo (BM&F Bovespa) and New York (NYSE) stock exchanges.

Physical trading volume in shares and ADRs rose 6% and 97% respectively during the year. With these results, Perdigão led the transactions for the food sector on the Bovespa, representing 37.8% of this business while taking a 43.2% share in ADRs on the NYSE. The Company maintained a good performance in relation to its competitors and the market itself, thanks to the confidence of our investors and in turn due to high standards of corporate governance, earnings and a well-defined long-term strategy.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

SOCIAL BALANCE

 Perdigão ended the year with a payroll of 59 thousand direct employees. This 31.9% increase over 2007 reflects the consolidation of recent acquisitions: Eleva, Plusfood and Cotochés as well as new opportunities arising from continual organic growth. Net sales per employee/year grew 30.3% and there was a 37.7% improvement in productivity despite the greater percentage of in-natura products in the portfolio.

During the year the Company invested R$ 195.7 million - principally in fringe benefits such as nutrition, healthcare, education, skills upgrading and training - an increase of 52.0%. Environmental investments totaled a further R$ 29.3 million in the year, 30.5% more than the preceding year.

Main Indicators	2008	2007	% Ch.
NUMBER OF EMPLOYEES	59,008	44,752	31.9
NET SALES PER EMPLOYEE/YEAR - R$thousands	193.1	148.2	30.3
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.0	41.4	37.7

In line with its social responsibility and committed to the development of its employees, Perdigão runs the following principal programs:

Trainee Program – The objective of the program is to attract talented young people to a career with the Company, thereby ensuring the sustainability and future of the business. With a high percentage concluding the program, participants took part in a career development program and had the opportunity to become fully integrated into the Company’s culture during the year, thus preparing them to take up positions in the organization. There was a 70% increase in total applications for the Interns Program group comprising in 2009 a total of 20.

PROHAB – Housing Program - Perdigão is aware of its role as a catalyst for social development and with this in mind, has established PROHAB – the Perdigão Housing Program, designed to help employees buy their own homes. Since its establishment, PROHAB has already delivered 608 homes. In 2008, it delivered the Novo Horizonte gated community with 271 houses in Nova Mutum (MT). The Company has also begun work on 64 apartments in Videira (SC), 112 apartments in Marau (RS) and a project for building 192 apartments in Carambeí (PR). By 2010, a further 639 homes will have been delivered.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Integration Games - These were created to stimulate access to culture, improve sporting prowess, integration and promotion of employee well being and to encourage fraternization among the communities where the Company has its business. The Perdigão Integration Games are a corporate promotion, supported by the Cultural Incentive Law (the Rouanet Law) and represents the largest cultural and sporting event in the Brazilian corporate sector. In 2008 the event was held in Carambeí-PR with the participation of more than 1,300 employee-athletes gathered together in a spirit of healthy competition involving 20 different sporting activities, promoting the integration of employees’ families and the community in general.

Cycle of Exhibitions and Debates – The Company sponsored a circuit for propagating the best of Brazilian cinema through the Cinema in Movement – a project developed by the producer, MPC & Associados. During three months, MPC was responsible for taking the cinema on the road with free movie shows in five municipalities in the South and three in the Midwest. There were 120 sessions exhibited during the period, providing scope for reflection and stimulation of debate, using Brazilian movies as an educational tool.

Citizenship Action – Undertaken by the units in the Brazilian Midwest and South benefiting approximately 50 thousand people through attendances which ranged from healthcare, aspects of citizenship, sporting activities, leisure and culture, all of which were undertaken by volunteer workers.

Added value distribution during the year grew 59.8%, totaling R$ 3.9 billion, the result of improved sales revenues with a larger allocation to interest payments due to the currency impact on the business.

Added Value Distribution

R$ million

Added Value Distribution	2007	2008
Human Resources	1,320.2	969.5
Taxes	1,201.1	1,018.9
Interest	1,310.9	120.1
Retention	- 22.0	221.1
Interest on Capital	76.4	100.2
Minority Interest	0.4	3.2
Total	3,886.9	2,432.9

Sustainable Management – Approved by the Inter-Ministerial Commission on Climate Change, the purpose of the Sustainable Suinoculture Program is to reduce the environmental impacts of hog manure and is one of the Perdigão Sustainability Institute’s priorities. The Brazilian Economic and Social Development Bank (BNDES) also supports this project which has a target of reducing CO² emissions by 1.8 million tons.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

CORPORATE GOVERNANCE

Sustainability – Our work in the Company is focused on sustainability, a proven success over our 74 years of corporate history of incessantly enhancing our intangible assets – major competitive differentials which contribute strongly towards meeting our objectives. With the involvement of all, we believe that it is possible to harmonize sustainability supported on three pillars: economic-financial, social and environmental.

With this purpose in mind, from this year onwards the Company is to adhere to GRI – Global Reporting Initiative guidelines for the publication of its annual report.

Difuse Control – Equal Rights

Rating – Perdigão has two corporate credit ratings: BB+ (PE), attributed by Standard & Poor´s and Ba1 — (PN) - Global Local Currency Corporate Family from Moody´s Investor Service. Both these ratings are the highest for sector companies in the world.

Succession Planning – Announced in April of last year, the succession process has been one of the most important events in corporate governance policy. The appointment of the new Chief Executive Officer has underlined the harmonious relationship between the members of the Board of Directors and the Board of Executive Officers.

On October 28 2008, José Antônio do Prado Fay was elected as Perdigão’s new Chief Executive Officer, replacing Nildemar Secches, who had headed up the Perdigão Companies since 1995. Prior to Fay’s appointment, Secches had been focusing his responsibilities on the position as Chairman of the Board, a post that he had been holding simultaneously with the CEO’s job since the launch of the succession plan.

Fay was selected for his broad-based strategic vision and his alignment with the focus of the company’s business in addition to his excellent track record in meeting challenges as well as his professional experience at companies such as Batávia (as CEO), Electrolux, Petrobrás, among others. Fay headed up the Perdigão Business Unit as director-general, having been transferred from Batávia in early 2007 when the review of the Company’s management system was completed and the Business Unit model introduced.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

As part of the ongoing process to the succession plan, the Board of Directors approved the appointment of new executive officers to the business units in substitution of retiring and transferred executives: Finance and IR Business Unit, Operations Business Unit, Supply Chain and Logistics Business Unit, Control and Planning Business Unit and the Perdigão Businesses Unit

Awards and Recognitions	Reason	Institution

Best Company in Corporate Governance Awards 2008 Grand Prix in the categories: Best IR Program, Annual Report, Website, Conference Call, Corporate Brand and IR Professional.

The capital markets distinction reflects the establishment of rules for the high standards of corporate governance in adhering to BM&F Bovespa’s Novo Mercado, with dispersed control, mechanisms for protection and equal rights for our shareholders, always seeking to add value, with greater transparency and liquidity, as well as the creation of the basis for growth in business, based on economic/financial, social and environmental sustainability.

IR Magazine The survey was undertaken by the Getúlio Vargas Foundation — FGV.

Best Listed Companies Silver Award - Category Market Capitalization between R$ 5 and 15 billion	Liquidity, economic return of the Company (variation of the EVA between 2006 and 2007), economic return of the share (TSR-Cost of Capital), Corporate Governance and Sustainability.	Capital Aberto magazine In conjunction with Stern Stewart and under the orientation of Prof. Alexandre di Miceli da Silveira, of the Executive Coordinator in Corporate Governance of FIPECAFI.

Creation of Value Food Sector	Best value generation in 2007.	Abrasca — Brazilian Association of Listed Companies

Best CEOs Consumer Goods Category	Survey of investors and international institutions	Institutional Investor Ranking

Most Shareholder-friendly Companies Consumer Goods Category	Survey of investors and international institutions for good relationship with its investors	Institutional Investor Ranking

Primary Share Offering Silver, Category: public, brokers and Bronze ranking, Category: brokers	Chosen among the Best Primary Share Offerings held in 2007 in accordance with the Ranking.	InfoMoney Manages one of the largest finance portals on the internet in Brazil.

Fritz Muller Award Category: Environmental Management	For the Integrated Management System at the unit in Herval d’Oeste-SC	Environmental Protection Agency (Fatma)

Model Company in Sustainability 2008 Edition	The evaluation methodology incorporates the sustainability concept based on three dimensions: environmental, social and	Exame magazine Sustainability Guide

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

economic/financial and evaluates aspects such as strategy, commitments and practices in all fields including questions such as transparency and conduct in relation to bribery and corruption.

Launch Product of the Year Categories: Ready-to-eat, semi-prepared, chilled and frozen dishes and Dairy Produce	The Perdigão brand was the winner with the pork rump steak product and the Batavo brand with skimmed, honey flavor yogurt — Pense Light.	ABRAS (Brazilian Supermarkets Association) Super Hiper magazine

Packaging-Brand Leading Packaging Case Histories

Perdigão and Y&R were highlights with the Perdigão Lasagna and Pizza products. The award is designed to highlight and propagate the qualities of the best Brazilian packaging including: design and innovation, marketing results, practicality and environmental impact.

EmabalagemMarca magazine

Intangible Assets — More than just important and definitive competitive advantages, our intangible assets are understood and distinguished by our stakeholders. This increases still further our commitment to create value, unifying the institutional image, our brands, our human capital, policy and the management, technological and environmental processes, skills, ethics, transparency and innovation which are always present.

Management of Risks - Perdigão adopts management practices for minimizing the risks to which it is exposed. Among the principal risks are those of an operational order: markets in which the Company operates, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 17 of the Financial Statements.

Novo Mercado — Perdigão signed up to the BM&FBovespa’s Novo Mercado on April 12, 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the Bylaws and regulations.

Independent Audit — No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

The financial information of the Company hereby presented are accordingly with the accountancy practices adopted in Brazil and are part of the audited financial statements. The non financial information, as well as the other operation information were not audited by our independent auditor.

OUTLOOK

The Company’s solid investment programs and the drive to diversify and expand the businesses with a view to disciplined and sustained growth, including greater penetration of the brands and the businesses in our

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

chosen markets, provides us with the confidence in the prospects for gradual and consistent progress in our results.

Our guidelines for effective generation of continued value were enshrined in our strategic plan and encompass the protection of our assets and liabilities and offsetting the impacts that can present risks for our businesses, enabling us to safeguard our investments and maintain the confidence of our shareholders.

In line with the capture of synergies planned for the incorporated businesses, the revision and reduction of commercial expenses are components of forecasted savings which will be made possible with the implementation of our SAP information technology system. This system is expected to be concluded early in 2009. It will allow important gains in distribution and logistics synergies with the improvement of procedures and the integration of product lines and customers together with the benefits to accrue from administrative operational processes, which will be centralized at the CSP — Perdigão Services Center.

Another important project being implemented is the New Commercial Model, begun this year and to be continued over the next few years. The strategic focus is on customers, maximizing the force of our business portfolio, our brands and our distribution chain.

The Company announced a 20% cut in meat production volumes to the external market during the first quarter of 2009 in order to adjust inventory levels in the industry given destocking by importers, a process which was detected towards the end of 2008. This will involve units supplying overseas markets in technical stoppages and vacation shutdows in the first quarter of 2009.

We believe that 2009 will be a year of adaptation and adjustments to the international scenario. Notwithstanding, we have prepared the Company to proceed along its growth trajectory, combining balanced management of risks of the business with the maximization of market opportunities. In short, management’s focus will be on the consolidation of the newly merged businesses.

The building of one of the largest food companies in the world can only be made possible through the determination and capacity to seek the best opportunities, especially during challenging times like the present. In partnership with our stakeholders and in line with our management discipline, focus on our markets in the short term and on our medium and long-term strategy, we intend to continue pursuing our goal of creating investor value.

São Paulo, March 2009.

Nildemar Secches	José Antônio do Prado Fay
Chairman of the Board of Directors	Chief Executive Officer

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Attachment I

PERDIGÃO S.A.
PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

R$ Million

BALANCE SHEET

	12.31.2008	12.31.2007
ASSETS	11,219.5	6,543.3
CURRENT ASSETS	5,985.1	3,768.2
NONCURRENT ASSETS	5,234.4	2,775.1
Long Term Assets	597.1	254.3
Investments	1.0	134.8
Property, Plant and Equipment	2,918.5	2,136.9
Intangible	1,545.7	—
Deferred Charges	172.1	249.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	11,219.5	6,543.3
CURRENT LIABILITIES	3,080.9	1,941.3
LONG TERM LIABILITIES	4,027.4	1,376.1
NON CONTROLLING SHAREHOLDERS	0.7	—
SHAREHOLDERS’ EQUITY	4,110.6	3,226.0
Capital Stock Restated	3,445.0	2,500.0
Reserves	703.7	726.0
Acumulated Results	(38.1)	—

INCOME STATEMENT

	4Q08	4Q07	% CH	2008	2007	% CH
GROSS SALES	3,576.1	2,276.0	57.1%	13,161.3	7,788.6	69.0%
Domestic Sales	2,278.5	1,417.4	60.8%	8,104.2	4,589.2	76.6%
Exports	1,297.6	858.7	51.1%	5,057.1	3,199.4	58.1%
Sales Deductions	(517.7)	(353.8)	46.3%	(1,768.3)	(1,155.2)	53.1%
NET SALES	3,058.4	1,922.2	59.1%	11,393.0	6,633.4	71.8%
Cost of Sales	(2,146.7)	(1,365.9)	57.2%	(8,634.2)	(4,760.1)	81.4%
GROSS PROFIT	911.7	556.3	63.9%	2,758.9	1,873.3	47.3%
Operating Expenses	(600.2)	(400.4)	49.9%	(2,050.3)	(1,369.4)	49.7%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	311.5	155.9	99.8%	708.5	503.9	40.6%
Financial Expenses, net	(383.9)	(69.4)	453.5%	(630.3)	(105.4)	498.1%
Other Operating Results	(139.1)	(5.1)	—	(261.9)	(14.8)	—
OP. INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	(211.4)	81.5	—	(183.7)	383.7	—
Income Tax and Social Contribution	191.4	26.6	619.9%	255.3	(32.1)	—
Employees / Management Profit Sharing	0.0	(12.0)	—	(16.9)	(27.2)	—
Non Controlling Shareholders	(0.1)	1.5	—	(0.4)	(3.2)	—
NET INCOME	(20.1)	97.6	—	54.4	321.3	(83.1)%
EBITDA	464.8	240.4	—	1,159.3	802.7	44.4%

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Attachment II — Consolidated Financial Statement

	4Q08	3Q08	2Q08	1Q08
GROSS SALES	3,576.1	3,487.5	3,251.0	2,846.7
DOMESTIC MARKET	2,278.5	2,090.6	1,992.5	1,742.7
EXPORTS	1,297.6	1,396.9	1,258.6	1,104.0
SALES DEDUCTION	(517.7)	(447.3)	(418.3)	(385.0)
NET SALES	3,058.4	3,040.1	2,832.8	2,461.7
COST OF SALES	(2,146.7)	(2,353.9)	(2,208.2)	(1,925.3)
GROSS PROFIT	911.7	686.2	624.6	536.4
OPERATING EXPENSES	(600.2)	(514.8)	(489.9)	(445.5)
COMMERCIAL	(562.8)	(473.7)	(453.6)	(401.1)
ADMINISTRATIVE	(37.4)	(41.1)	(36.3)	(44.3)
INCOME BEFORE FINANCIAL RESULTS (EBIT)	311.5	171.4	134.7	91.0
FINANCIAL EXPENSES, NET	(383.9)	(244.0)	32.0	(34.5)
FINANCIAL EXPENSES	(669.1)	(457.5)	11.3	(131.2)
FINANCIAL REVENUE	285.2	213.5	20.8	96.7
OTHER OPERATING RESULTS	(139.1)	(55.8)	(51.0)	(15.9)
INCOME AFTER FINANCIAL EXPENSES AND OTHERS	(211.4)	(128.4)	115.7	40.6
INCOME TAX AND SOCIAL CONTRIBUTION	191.4	85.4	(36.5)	15.0
EMPLOYEES’/ MANAGEMENT PROFIT SHARING	0.0	(9.3)	(3.2)	(4.5)
NON CONTROLLING SHAREHOLDERS	(0.1)	(0.1)	(0.1)	(0.1)
NET INCOME	(20.1)	(52.4)	75.9	51.0
EBITDA	464.8	274.9	233.2	186.4
EBITDA MARGIN	15.2%	9.0%	8.2%	7.6%

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1.01 — EXPLANATORY NOTES

1.            THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “the Company”) is one of Brazil’s largest Companies in food sector. With focus in raising, producing and slaughtering of poultry, pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives, the Company produces more than 3,000 items, including:

•      Frozen whole chicken and chicken, pork and beef cuts;

•      Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•      Hamburgers, steaks, breaded meat products, kibes and meatballs;

•      Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•      Milk and diary products;

•      Juices, soy milk and soy juices;

•      Margarine and;

•      Soy meal and refined soy flour, as well as animal feed.

The Company operates 22 meat processing plants, 13 milk and dairy processing plants, 1 margarine processing plant and 1 soybean processing plant distributed in the following states within Brazil: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, São Paulo, Mato Grosso, Mato Grosso do Sul and Bahia.  The subsidiary Plusfood Groep B.V. operates 3 meat processing plants, distributed in the United Kingdom, Holland and Romania.  In addition, , the company has subsidiaries in the United Kingdom, Italy, Spain, Hungary, France, Japan, The Netherlands, Russia, Singapore and United Arab Emirates and one cheese processing plant in Argentine.

The domestic distribution network uses 27 distribution centers in 13 Brazilian states and the Federal District and one distribution center in Europe, selling products to 80,000 supermarkets, retail and wholesale markets, food service and others, exporting to more than 110 countries.

Among others, the Company sells its products under the brands Perdigão, Chester®, Apreciatta, Borella, Batavo, Halal, Sulina, Toque de Sabor, Ligth & Elegant Escolha Saudável, Confidence, Fazenda, Confiança, Unef, BFF and Nabrasa and the expression Turma da Mônica (licensed). In addition, the Company’s portfolio includes the brands Doriana, Claybon, Delicata, Friki (licensed), Fribo, Elegê, Santa Rosa, El Vaquero, Dobon, Yobon, Kids, Balance, Yogê, Avipal, Al Badiya, Razili, L’Ami, among others.

The Company´s shares are traded at Bolsa de Valores de São Paulo (Bovespa) and the Company has joined Bovespa’s special corporate governance level “new market” (novo Mercado). The Company´s shares are also traded on the New York Stock Exchange (NYSE) through Level III  American Depositary Receipts (ADRs).

a)     Subsidiaries and Participation on 12.31.2008:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Note: the Companies with no indication of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of Perdigão S.A.

The sub-holding Acheron Beteiligung-sverwaltung GMBH has direct subsidiaries in Madeira Island - Portugal, whose goal is to operate in the European market to allow the increase in participation in that market that is regulated by a system based on import quotas for chicken and turkey. Investment in subsidiaries amounted to R$745.

b)              Cotochés acquisition:

On 04.02.08, the Company, through its subsidiary, Perdigão Agroindustrial S.A, acquired 100% of the representative quotas of capital stock of the company Maroca e Russo Indústria e Comércio Ltda. (Cotochés), a company in the dairy-processed products segment, located in Minas Gerais, for R$51,000. Net assets acquired were R$11,799, and thus a goodwill of R$41,595 was recorded.

On 12.31.08, the wholly owned subsidiary Cotochés was merged into the Company (note 1 g ii).

c)              Eleva acquisition:

On 02.21.08, the Company concluded the acquisition of Eleva started on 02.01.08, for R$ 1,676,160. This amount was composed of R$764,606 paid in cash to the controlling shareholder and non-controlling shareholders of Eleva and R$911,554 paid through the exchange of shares of Eleva for shares of Perdigão with the remaining shareholders.

The net assets acquired were accounted for in the Company´s records based on their net book value and goodwill of R$1,364,029 was generated, as follows:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Total acquisition R$
Amount paid in cash	764,606
Exchange of shares	911,554
Additional costs of acquisition (*)	3,015
Acquisition costs	1,679,175

Assets and liabilities, net (net assets)	489,357
Adjustment to conform accounting practices (**)	(153,553)
Adjustments to the beginning balance of net assets(***)	(20,658)
Assets and liabilities acquired, net (net assets acquired)	315,146
Interest acquired	100.00%
Net Assets acquired	315,146
Goodwill	1,364,029

(*) Refer to costs with attorneys, external auditors, consultants and legal publication.

(**) The revaluation reserve recorded by the subsidiary Eleva was reversed on 01.02.08, in order to conform Eleva´s accounting practices to those of Perdigão.

(***) Adjustments recorded to the beginning balance of the Eleva Alimentos net assets.

On 04.30.08, the whole subsidiary Eleva was merged into Perdigão S.A. (see note 1 g i).

d)              Plusfood acquisition:

On 01.02.08, the Company, through its subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood Groep BV (“Plusfood”) from Cebeco Groep BV (“Cebeco”). On 06.20.08 the Company finalized the determination of goodwill as the final audited balance sheet of Plusfood became available. The final price paid was EUR16.487 (price of EUR31.200 less the net debt Plusfood as of 12.31.07). The net assets acquired were EUR8.935, and the final goodwill calculated was EUR7.552 (equivalent to R$24,455 as of 12.31.08).

e)              Batávia acquisition:

On 11.28.07 the Company acquired for R$ 155,081 in cash (including additional costs of acquisition of R$81) the remaining 49% stake in Batávia’s capital shares from Cooperative owners, generating goodwill of R$112,889. At that dates Batávia became a wholly owned subsidiary of the Company.

Previously, on 05.26.06, the Company had acquired 51% of the representative shares of the capital stock of Batávia S.A. — Indústria de Alimentos (“Batávia”) and machinery and equipment, for the amount of R$113,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252, generating goodwill of R$75,490.

On 12.31.08, the wholly owned subsidiary Batávia was merged by the Company (note 1 g ii).

f)                Other acquisitions:

On 07.31.07, the Company acquired, for R$28,710 (including additional acquisition costs), 100% of the shares of Paraíso Agroindustrial S.A., located in Jataí, State of Goiás, with net assets of R$6,376, generating goodwill of R$22,334.

On 08.01.07, the Company acquired, for R$74,828, the margarine business of Unilever, including 100% of the quotas of AVA Comércio e Representações Ltda. (“AVA”). The net assets acquired amounted to R$9,004, generating goodwill of R$65,824.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

On 08.01.07 both Companies were merged into Perdigão Agroindustrial S.A. (see note 1 g).

The Company also acquired the companies Sino dos Alpes Alimentos Ltda, Incubatório Paraíso Ltda., Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda. (“Perdigão Agroindustrial Mato Grosso”), from June 2005 to March 2007. These acquisitions generated goodwill of R$20,721. The company Incubatório Paraíso Ltda. was fully merged during 2006. On 12.31.08, the wholly owned subsidiary Perdigão Agroindustrial Mato Grosso was merged into the Company (note 1 g ii).

g)    Corporate Restructuring

The Company is going through a moment of significant changes in light of its sustainable growth plan, started in 2006, and which is based on several acquisitions of companies and entry into new business (see note 1b and 1f).

As result of these acquisitions, the Company has grown and diversified its business, increasing its share in the market of chicken and pork meats and entering into the milk, margarine and beef market.

As part of this growth process, the acquisition of Eleva, whose operations are similar to those of the Company and represent around 30% of the consolidated business, triggered the necessity of relevant and comprehensive corporate restructuring of the conglomerate, in its corporate and business aspects. This restructuring aims at maintenance of business sustainability of the Company and its subsidiaries through the simplification of its corporate structure, reduction of operational, tributary and financial costs and rationalization of their operational activities.

(i) Eleva merger

On 04.30.08, the Ordinary and Extraordinary Meeting approved the Justification Protocol of the merger of Eleva into the Company supported by a technical appraisal report issued by an independent appraiser, such a merger had been disclosed through a material fact on 04.11.08.

Thus, on 04.30.08 the net assets of the wholly-owned subsidiary Eleva at their book value, was merged into the Company, as follows:

Current Assets	779,611
Non-current Assets	286,188
Permanent Assets	404,504
Current Liabilities	(591,020)
Non-current Liabilities	(547,077)
Net Assets	332,206

Following the corporate restructuring, on 05.01.08, the Company merged into the wholly-owned subsidiary Perdigão Agroindutrial S.A. the equity interest in the companies Avipal S.A. Construtora and Incorporadora, Avipal S.A. Alimentos, Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Estabelecimento Levino Zaccardi y Cia. S.A. (all old wholly-owned subsidiary of Eleva). Thus, the former wholly-owned subsidiaries of Eleva became wholly-owned subsidiaries of Perdigão Agroindustrial S.A..

(ii) Perdigão Agroindustrial S.A. partial spin-off followed by the merger of the subsidiaries Batávia, Cotochés and Perdigão Agroindustrial Mato Grosso.

On 12.31.08, the subsidiary Perdigão Agrindustrial S.A spin-off to the Company a portion of the net assets relating to all of its participation on the capital of Perdigão Agroindustrial Mato Grosso, Batávia and Cotochés. At the same date and

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

sequentially, subsidiaries Batavia, Cotochés and Perdigão Agroindustrial Mato Grosso have been merged into the Company.

h)    CCL operation — Cooperativa Central de Laticínios do Estado de São Paulo

On 11.27.08, the subsidiary Avipal Nordeste S.A. (“Avipal NE”), terminated a supply contract of raw milk (up to 200,000 liters per day) and UHT milk (with minimum volume of 6 million liters) with CCL and the industrialization contract (pasteurized milk, butter and cream with the minimum volume of 7 million liters, 175 tons and 100 tons respectively, per month) with Cooperativa Central de Laticínios do Estado de São Paulo (“CCL”), due to high transaction costs of industrialization.

As a result of this termination, Avipal Nordeste S.A. (“Avipal NE”) has a termination fine due to CCL at the amount of R$37,657, to be paid in five installments during the years 2010 to 2012. Thus, the Company recorded the termination fine under the heading of “other operating income” (see note 24) and its adjustment to present value is determined by Law n. 11.638/07 (see note2).

The operation with CCL began to be developed with the company WJ Produtos Alimentícios Ltda., in São Paulo State, at market costs.

i)     Operação CCPL — Cooperativa Central de Produtores de Leite

On 09.24.08, the Company terminated the industrialization contract signed with Cooperativa Central de Produtores de Leite (“CCPL”) (UHT milks, butters, and curd with minimum volume of 9 million liters, 70 tons and 100 tons respectively), due to high industrialization costs. Although under the contract no termination fines are payable, the Company, recorded a provision for loss of all outstanding balances of the advances made to CCPL, at the amount of R$ 6,380, due to the risks of not being reimbursed for these values. The Company recorded the amounts under the heading “other operating income” (see note 24).

The operation developed with CCPL was transferred to Cooperativa Agropecuária de Barra Mansa, based in Rio de Janeiro State, at market costs.

2.            BASE FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS AND FIRST-TIME ADOPTION OF LAW 11.638/07 AND PROVISIONAL ACT n.449/08

The financial statements of the Company and its subsidiaries are presented in thousand of reais and were prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporate Law (Law n. 6,404/76), which includes the new provisions introduced, amended and revoked by the Law 11.638 dated 12.28.07 and by the Provisional Act no. 449 dated 12.03.08, regulations and rules issued by   Brazilian Securities Commission — CVM and accounting standards issued by IBRACON — Brazilian Institute of Independent Auditors.

The Law n. 11.638/07 and Provisional Act no. 449 mainly objective is to update the Brazilian corporate law so it enables the convergence of accounting practices adopted in Brazil to the International Financial Accounting Reporting Standards - IFRS issued by International Accounting Standards Board — IASB, and to allow CVM to issue new standards and procedures, based on IFRS.

Changes in the Corporate Law were assessed, measured and recorded by the Company and its subsidiaries, and impacted the financial statements for the year ended 12.31.08. The Company assessed that the following accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and approved by CVM are applicable in the preparation or presentation of these financial statements:

•                  Framework for the Preparation and Presentation of Financial Statements, approved by CVM Resolution n.539,  of  03.14.08;

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                  CPC 01 — Reduction in the Recoverable Value of Assets, approved by CVM Resolution n. 527, of 11.01.07;

•      CPC 02 — Effects of Changes in Exchange Rates and Translation of Financial Statements, approved by CVM Resolution n. 534, of 01.29.08;

•                  CPC 04 — Intangible assets, approved by CVM Resolution n.553, of 11.12.08;

•                  CPC 05 — Related Parties Disclosures, approved by CVM Resolution n.560, of 12.11.08;

•                  CPC 06 — Leasing, approved by CVM Resolution n.554, of 11.12.08;

•                  CPC 07 — Subsidies and Governmental Assistance, approved by CVM Resolution n.555, of 11.12.08;

•                  CPC 08 — Transaction costs and premiums on the issuance of securities, approved by CVM Resolution n. 556, of 11.12.08;

•                  CPC 12 — Adjustment to Present Value, approved by CVM Resolution n. 564, of 12.17.08;

•      CPC 13 — Initial Adoption of the Law no. 11.638 and Provisional Act no. 449/08, approved by CVM Resolution no. 565, of 12.17.08;

•      CPC 14 — Financial Instruments: Recognition, Measurement and Disclosure, approved by CVM Resolution no. 566, of 12.17.08.

In compliance with CVM Resolution no. 565, dated 12.17.08, which approved the accounting pronouncement CPC 13 — Initial Adoption of the Law no. 11.638/07 and the Provisional Act no. 449/08, the Company opted to prepare its opening balance sheet based on the new accounting practices in effect at 12.31.07. This is the transition date and it represents the date when the Company prepared its opening balance sheet adjusted by the 2008 new accounting standards.

The amendments made by this legislation are characterized as changes in accounting practice according to CVM Resolution 506/06 — Accounting Practices, Accounting Estimates Changes and Correction of Errors. However, as permitted by the Technical Pronouncement CPC 13 and CPC, approved by CVM Resolution no. 565, all adjustments which affect the results before transition date were recorded to retained earnings at the transition date, under article 186, of Law no. 6.404/76.

The adjustments resulting from changes in accounting practices were recorded to retained earnings as of 01.01.08. The financial statement for the year ended 2007, presented for comparison purposes were prepared in accordance with Brazilian accounting practices in effect at 12.31.07, and they have not been restated by the adjustments required for comparison between year-ends.

The changes in accounting practices described above affected the balance sheet, shareholders equity and income statement of the parent company and consolidated as of and for the year ended 12.31.08, as follows:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(i)    Balance Sheet

	Parent Company
	Balances with Law nº 11.638/07 and Provisional Act nº 449/08 adjustments	Law no. 11.638/07 and Provisional Act no. 449/08 adjustments		Balances without Law nº 11.638/07 and Provisional Act nº 449/08 adjustments
Current Assets

Cash and short-term investments	71,706	—		71,706
Trade Accounts Receivable	308,294	(2,960	)(a)	311,254
Other assets	679,572	(120	)(a)	679,692

Non-Current Assets
Other assets	163,332	(1,865	)(a)	165,197
Deferred tax	213,931	3,528	(d)	210,403

Investiments	2,858,351	(21,865	)(c)	2,880,216
Property, plant and equipment	642,456	—		642,456
Intangible	1,453,713	—		1,453,713
Deferred charges	11,653	—		11,653

Total Assets	6,403,008	(23,282)		6,426,290

Current Liabilities
Payable to suppliers	340,535	(1,474	)(a)	342,009
Short-term debt	720,642	6,907	(b)	713,735
Other liabilities	155,916	—		155,916

Non-current Liabilities	1,048,289	—		1,048,289

Shareholders’ Equity	4,137,626	(28,715)		4,166,341

Total Liabilities and Shareholders’ Equity	6,403,008	(23,282)		6,426,290

(a)          The Company measured the adjustment to present value on the relevant outstanding balances of the following accounts: receivable from costumers and other assets and payable to suppliers. The discount rate applied is based on the weighted average cost of capital (WACC), which considers the value of money over time and the specific risks to assets and liabilities, so the rate is the one that better reflects the Company’s estimate (note 3 d)

(b)         The Company measured its derivative instruments of non-deliverable forward (NDF), currency swap and interest rate swap using market values, in compliance with CPC 14 (Note 17).

(c)          Adjustments recorded by the subsidiaries and recognized through the equity pick-up..

(d)         The Company opted for the Transition Tax Regime introduced by Provision Act no. 449/08, by which the calculation of corporate income tax and social contribution for the biennium 2008-2009, continue to be determined on the accounting methods and criteria established by the Law no. 6.404, dated 12.15.76, in effect at 12.31.07. Therefore,

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

deferred income tax and social contribution were calculated and recorded in the Company’s financial statements in accordance to the new practices introduced by Law no. 11.638 and Provisional Act no. 449/08.

	Consolidated
	Balances with Law nº 11.638/07 and Provisional Act nº 449/08 adjustments	Law no. 11.638/07 and Provisional Act no. 449/08 adjustments		Balances without Law nº 11.638/07 and Provisional Act nº 449/08 adjustments
Current Assets

Cash and short term investments	1,976,004	1,750	(a)	1,974,254
Accounts receivable from costumers	1,378,046	(11,793	)(b)	1,389,839
Other assets	2,631,093	(2,975	)(b)	2,634,068

Non-current Assets
Accounts receivable from costumers	11,578	(346	)(b)	11,924
Other assets	323,399	15,986	(e)	307,413
Deferred tax	262,157	(4,972	)(b)	267,129

Investments	1,028	—		1,028
Property, plan and equipment, net	2,918,458	8,897	(c)	2,909,561
Intangible	1,545,732	—		1,545,732
Deferred charges	172,052	—		172,052
Total Assets	11,219,547	6,547		11,213,000

Current Liabilities
Payable to suppliers	1,083,385	(4,678	)(b) (c)	1,088,063
Short-term debts	1,646,406	48,700	(d)	1,597,706
Other liabilities	351,069	(1,262	)(b)	352,331

Non-Current Liabilities
Long-term debts	3,719,692	—		3,719,692
Payable to suppliers	—	5,222	(b)	(5,222)
Tax and social charges payable	20,056	(1,724	)(c)	21,780
Other liabilities	287,625	(10,996	)(b)	298,621

Minority shareholders	696	—		696
Shareholders Equity	4,110,618	(28,715)		4,139,333

Total Liabilities	11,219,547	6,547		11,213,000

(a)          According to CPC 14, the Company classified its wholly owned subsidiary Crossban Holdings GMBH applications in Brazilian Treasury Bonds, as “available for sale” and booked unrealized earnings arising from the difference between carrying value and fair value against shareholders equity.

(b)         The Company measured the adjustment to present value based on relevant outstanding balances of the following accounts: receivable from costumers and other assets and payable to suppliers, tax and social charges payable and other liabilities. The discount rate applied is based on the weighted average cost of capital (WACC), which considers the value of money over time and the specific risks to assets and liabilities, so the rate is the one that better reflects the Company’s estimate (note 3d).

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(c)          The effects of the adjustment of machinery and equipment financial leasing were made in accordance to CPC 06, which determines that the asset cost is capitalized, in the beginning, as a fixed asset and it is booked against a liability (under the heading of other liabilities) for the lowest of fair value or present value of minimum payments foreseen in the contract. Fixed assets acquired under financial leases are depreciated by the rates set out in note 11.

(d)         The Company measured its derivative instruments of NDF, currency swap and interest rate swap using market values, in compliance with CPC 14 (Note17).

(e)          The Company opted for the Transition Tax Regime introduced by Provision Act no. 449/08, by which the calculation of corporate income tax and social contribution for the biennium 2008-2009, continue to be determined on the accounting methods and criteria established by Law no. 6.404, dated 12.15.76, in effect at 12.31.07. Therefore, deferred income tax and social contribution were calculated and recorded in the Company’s financial statements in accordance to the new practices introduced by Law no. 11.638 and Provisional Act no. 449/08.

(ii)        Shareholders Equity and the Income for the period

	Parent Company		Consolidated
	Result	Shareholders Equity	Result	Shareholders Equity
Balance reported in the Financial Statements	77,438	4,137,626	54,372	4,110,618
Adjustments recognized in retained earnings at the date of transition	—	(33,608)	—	(1,315)

Financial Investments available for sale	—	—	(119)	(119)

Financial Instruments at market value	295	(6,907)	7,477	(50,295)
Financial Leasing	—	—	737	737
Adjustment to Present Value of Assets	(4,944)	(4,944)	(8,635)	(8,635)
Adjustment to Present Value of Liabilities	1,474	1,474	15,157	15,157
Investment Subsidies (*)	—	—	2,486	—
Equity	11,742	11,742	—	—
Tax effects in the result	1,080	3,528	(4,970)	15,755
Values without Law no. 11.638/07 and Provisional Act no. 449/08	67,791	4,166,341	42,239	4,139,333

(*) The Law no. 11.638/07 and Provisional Act no. 449/08 revoked the possibility of recording investment subsidies directly in the capital reserve. Nevertheless, the balance of investment subsidies existing in the capital reserve account at the beginning of the fiscal year in which an entity first adopt the Law 11.638/07 and the Provisional Act 449/08 must be kept in their accounts until its total use. Therefore, the Company kept the retained balance of investment subsidies until 12.31.07 in the capital reserve account, and recorded the 2008 amount to the results on other operating income.

For the initial adoption of the Law no. 11.638/07 and Provisional Act no. 449/08, CPC13 allowed companies to use some exceptions regarding new standards applicability. The Company use the following exceptions:

•      Presentation of comparative financial statements: the Company decided not to restate its 2007 financial statements on the bases in effect in 2008;

•      Classification of financial instruments at inception date: CPC 13 allowed the classification of financial instruments to be made at the time of new accounting practices first adoption, not only at its inception date;

•      Maintenance of deferred charges balances until its full realization: the Company opted to keep the recognized balances of deferred charges at 12.31.08 until their complete amortization. These balances are subject to recoverability analysis, under CPC 01 - Reduction in the Recoverable Value of Assets, although no loss in their value has been

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

identified yet. In addition, the Company reclassified goodwill, which was recognized as a deferred charge, to the group of intangible assets, because the goodwill nature meets the criteria for accounting recognition in this new group;

•      Periodic assessment of fixed assets economic useful life: the Company will revaluate the useful economic life of their fixed assets in 2009.

In addition, the Company: (i) had already presented its statement of cash flows and statement of value added in the notes of the previous years, and (ii) improved its Related Parties note, presenting the disclosures required, in compliance with the CVM Resolution no. 560/08, which approved the technical pronouncement CPC 05 (note 19).

(iii) Reclassifications

For purposes of comparability with the previous year, the Company reclassified the balances of the goodwill in the balance sheet of 12.31.07 from investments and deferred charges to intangibles. The goodwill related to acquisitions of Cotochés (Note 1b), Plusfood (note 1d), 49% of Batavia (Note 1e), Sino dos Alpes in 2007 and Perdigão Mato Grosso in 2005 (Note 1f), of R$ 133,737 on 12.31.07 were reclassified from investments to intangibles and the goodwill related to the purchase of Unilever’s margarine business (note 1f), Paraíso Agroindustrial SA (Note 1 f), 51% of Batavia (note 1 e) and Incubatório Paraíso (Note 1 f), of R$ 135,822 on 12.31.07 were reclassified from deferred charges to intangibles assets in these financial statements.

The authorization for the completion of these financial statements was at the Board Meeting, held on 03.23.09.

3.                                     SUMMARY OF MAIN ACCOUNTING PRACTICES

a)              Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the transactions between Companies and including the eliminations of their charges and taxes. The participation of non-controlling shareholders is recorded separately.

The Company applied in its financial statements the new CVM Resolution no. 534/08, which approved in 01.29.08 the technical pronouncement CPC 02, Conversion of financial statements. According to this new resolution, the following criteria must be applied to the consolidation of subsidiaries abroad:

•      Functional and Presentation Currency: financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. Financial Statements of subsidiaries abroad are converted to Reais based on its functional currency;

•      Investments: investments in subsidiaries are accounted for by the equity method. Other investments are recorded at acquisition cost and deducted by a provision losses, when it is applicable. The financial statements of subsidiaries abroad are converted to Reais based on its functional currency;

•      Exchange Rate on Investments: the values of gains and losses arising from exchange rate on investments in subsidiaries abroad, at the amount R$ 214,323 in 12.31.2008 (R$ 84,009 in 12.31.2007) are booked in the financial revenue and expenses account in the income statement (note 18).

b) Cash and cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4). Cash investments, by their very nature, are already measured to fair value through the result.

c) Cash investments: these are financial assets and they are mainly represented by public and private fixed income securities. Their classification and registration are made in accordance with the purposes for which they were acquired, as follows:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(i)               Held for Trading, if they are purchased for the purpose of sale or repurchase in short term: they are first booked for its fair value and its variations, as well as monetary and exchange rate variations when applicable, are accounted directly in the results under the heading of financial revenues or expenses;

(ii)            Held to Maturity, if the company has the positive intent and ability to hold them to maturity: they are recorded at the acquisition cost. Interest and monetary variation are recognized in the results, when incurred, under the heading of financial revenues or expenses;

(iii)         Available for Sale, which includes all financial assets that do not qualify in the categories (i) and (ii) above: they are initially measured at fair value and its variations are booked in shareholders equity, under the heading of equity valuation adjustments until it is not realized, net of tax. Interest and monetary variation are recognized in the result, when incurred, under the heading of financial revenues or expenses (Note 2);

d) Adjustment to present value: the Company measured the adjustment to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets and trade accounts payable . The discount rate applied is based on the weighted average cost of capital (WACC), which considers the value of money over time and the specific risks to assets and liabilities, so the rate is the one that better reflects the Company’s estimate. This rate reflects the actual market assessments in which the Company operates and it corresponded to 10.6% pa on 12.31.08 (12.00% a.a. on 12.31.07).

e) Trade Accounts Receivable: they are recorded by the invoice amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and take into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

f) Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provision for obsolescence, for market value adjustments, for deterioration and slow moving, are made when applicable. (Note 7).

g) Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

h) Investments: the investments in foreign or domestic Companies are accounted for under the equity method.  Goodwill is also recorded within investments. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

i) Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to 12.31.95, and further adjusted by revaluation (last occurred in 1990), based on evaluation reports issued by independent appraisers, less accumulated depreciation. The corresponding revaluation reserve has already been written-off in prior years. In accordance with CVM Deliberation 193/1996 and CVM Release 01/2007, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on utilization, and charged to the results (Note 11).

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Breeding stock is recorded as fixed assets and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

The Law no. 11.638/07 and Provisional Act no. 449/08 require impairment test to be made annually to all assets included in this subgroup, or whenever there is evidence of loss, since no item should be recorded as a fixed asset for a value higher than the realizable value, either by sale or by use (the highest of them). The Company evaluated the fixed assets and has not identified losses to be recorded for realizable value lower than the carrying value.

j) Intangible: the intangible assets do not have physical substance, are separable and arise from contractual or other legal rights. The Company recorded in this group the goodwill based on the expectation of future profitability, which represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the expectation of future profitability is was amortized over the extension and proportion of the projected results until 10 (ten) years until 12.31.08 and from 01.01.09 they will no longer be amortized, but should only be subjected to annual test for analysis of the loss of its recoverable amount, in compliance to the technical pronouncement CPC 01 (note 12).

The recoverability of the goodwill was evaluated for the year ended 12.31.08 on a consolidated basis, as this the way used by the decision-maker to review the total assets of the Company. As a result, no provision for losses was identified.

k) Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the results of the Company in future years. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (Note 13) and from 01.01.09 capitalization under this heading will no longer be allowed and existing expenses shall be tested for impairment whenever there is evidence of loss as determined in CPC 01.

l) Provisions for contingencies: a provision is recognized when, based on the opinion of management its internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable can be reasonably estimated and it is probable that an outflow of cash will be required to settle the obligation. The balances of provisions for contingencies are shown net of the judicial deposits related to the prosecutions (Note 15 ‘a’).

m) Leases: lease transactions that transfer substantially all the risks and rewards incidental to ownership are classified as finance lease. If the lease does not transfer substantially all the risks and rewards incidental to ownership, it is classified as an operating lease.

Finance lease contracts are recognized as fixed assets and as liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded in fixed assets are depreciated and the interests included in liabilities shall be charged as expenses during the contract period. Operating leases shall be recognized as an expense over the period of contract (note 23).

n) Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and its fair value is determined based on market values at the closing date of the balance sheet. Initial measurement of these financial liabilities are made at its fair value, and they are classified as loans, with counterparts to of financial revenues and expenses, cash flow hedge, which are booked in equity by the amount net of tax effects.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and they must be: (i) highly correlated with regard to changes in its market value related to the market value of the item that is being protected, both at the beginning and over the life of the contract (effectiveness among 80% and 125%); (ii) must have identification documents of the transaction, the risk subjected to hedge, the risk management

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

process and the methodology used in assessing the effectiveness; and (iii) considered effective in reducing the risk associated with exposure to be protected. Recording of hedges is done under the Technical Pronouncement CPC 14 which permits the protection accounting methodology (Hedge Accounting) and its effects on measurement of the shareholders equity fair value. The Company opted to apply this methodology for its hedge operations which met the criteria described above at 12.31.08 (note 17 e).

o) Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits to employees in accordance with the criteria laid down by CVM Deliberation No. 371. Actuarial gains and losses are recognized as income or expense on the basis of a report prepared by independent experts actuarial.

The contributions made by sponsors are recognized as expense for the year.

p) Determination of income: income and expenses are recognized based on the accrual method of accounting.

q) Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectibility is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

r) Profit Sharing of Management and Employees: employees are entitled to profit sharing when certain goals established annually are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (Note 21).

s) Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the results. The shipping and handling costs amounted to R$1,216,635 (R$796,817 in 2007).

t) Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$146,526 (R$112,905in 2007).

u) Research and development (R&D): consists mainly of internal research and development of new products recognized when. The total amount of R&D expenses was R$16,941 (R$10,661 in 2007).

v) Earnings per share: calculated based on shares outstanding at the balance sheet date.

w) Interest on shareholders’ equity: interests on shareholders’ equity received and or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings respectively in order not to have an impact on income, except for the tax benefits recognized in the income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established in Law No. 9249/98which are based on the application of the long term interest rate — TJLP — on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

x) Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, provision for environmental costs recorded as of 12.31.07 is sufficient to cover these costs.

y) Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco and Mato Grosso state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly as capital reserves in the companies that receive the benefits.  For consolidation purposes, such incentives are classified

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

as other operating income.

z) Translation of Foreign Currency: as mentioned in the item a, assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statement accounts are translated based on the average monthly rates. The gains or losses resulting from this translation are accounted for in financial income.

The Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

Final rates	12.31.08	12.31.07
US$ Dollar	2.3370	1.7713
Euro (€)	3.2382	2.6086
Pound (£)	3.4151	3.5610

Average rates	12.31.08	12.31.07
US$ Dollar	2.3944	1.7860
Euro (€)	3.2317	2.6021
Pound (£)	3.5571	3.6034

aa) Use of Estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates were based on management’s assessment using the best available information, actual results could differ from those estimates. The Company reviews the assumptions used in the accounting estimates at least annually.

4.            CASH AND CHASH EQUIVALENTS

	Parent Company		Consolidated
	2008	2007	2008	2007
Local currency:
Cash and banks	14,878	594,011	66,531	669,352
Highly liquid investments	3,700	52,533	44,900	119,304
	18,578	646,544	111,431	788,656
Foreign currency: (*)
Cash and banks	8,275	—	421,854	70,321
Highly liquid investments	2,735	—	700,170	249,051
	11,010	—	1,122,024	319,372
	29,588	646,544	1,233,455	1,108,028

(*) Principally U.S. dollars

The investments in local currency refer basically to Bank Deposit Certificate (“CDB”) and Investment Funds, and are remunerated at the Certificates of Interbank Deposits (“CDI”) fluctuation rate.

The investments in foreign currency refer basically to Overnight and Time Deposit, bear interest at prefixed rate and Interbank Deposit Certificate (“CDI”).

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

5.            SHORT AND LONG TERM INVESTMENTS

			Parent Company		Consolidated
	Due date	WATM (*)	2008	2007	2008	2007
Bank Deposit Certificates – CDB	From March 2009 to December 2011	1,6	42,010	591,806	660,144	663,931
Capitalization equity	From March to November 2009	0,6	263	—	263	—
Brazilian Treasury Notes	From June to October 2009	0,8	—	—	82,297	64,989
			42,273	591,806	742,704	728,920

Current			42,118	591,806	742,549	665,628
Non-current			155	—	155	63,292

(*) Weighted average term maturity (years).

Bank Deposit Certificate (“CDB”) are denominated in Reais and bear interest at a rate between 98% and 106% of the Interbank Deposit Certificate (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

6.            TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	Parent Company		Consolidated
	2008	2007	2008	2007
Current
Domestic trade accounts receivable	286,954	—	695,281	485,137
Foreign trade accounts receivable	29,026	—	705,638	325,695
(-) Adjustment to present value*	(4,449)	—	(11,793)	—
(-) Allowance for doubtful accounts	(3,237)	—	(11,080)	(6,894)
	308,294	—	1,378,046	803,938
Non-current
Domestic trade accounts receivable	6,203	—	29,175	28,284
Foreign trade accounts receivable	—	—	2,853	2,158
(-) Adjustment to present value*	—	—	(347)	—
(-) Allowance for doubtful accounts	(2,874)	—	(20,103)	(18,616)
	3,329	—	11,578	11,826

(*) note 2.

The changes in the allowance for doubtful accounts are as follows:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Parent Company		Consolidated
	2008	2007	2008	2007
Balance at beginning of period	—	—	25,510	18,678
Provision	3,148	—	15,478	11,321
Increase (Companies acquired)	7,757	—	7,252	415
Write-offs	(4,794)	—	(17,057)	(4,904)
Balance at end of period	6,111	—	31,183	25,510

The aging list of the accounts receivable is as follows:

	Parent Company		Consolidated
	2008	2007	2008	2007
Amounts receivable:	265,239	—	975,180	743,046
Overdue:
Between 01 and 60 days	34,632	—	288,171	65,051
Between 61 and 120 days	12,255	—	116,925	551
Between 121 and 180 days	3,290	—	19,129	502
Between 181 and 360 days	564	—	5,356	1,417
Over 360 days	6,203	—	28,186	30,707
(-) Adjustment to present value (*)	(4,449)	—	(12,140)	—
(-) Allowance for doubtful accounts	(6,111)	—	(31,183)	(25,510)
	311,623	—	1,389,624	815,764

(*) note 3 d

7.            INVENTORIES

	Parent Company		Consolidated
	12.31.2008	12.31.2007	12.31.2008	12.31.2007
Finished goods	122,340	—	903,258	277,887
Work-in-process	11,856	—	41,082	31,942
Raw materials	32,144	—	116,457	109,057
Livestock (poultry, turkey and hogs) for slaughter	52,779	—	390,183	294,503
Secondary material and packing	61,563	—	214,322	131,630
Advances to suppliers and imports in transit	5,878	—	23,693	20,128
	286,560	—	1,688,995	865,147

The increase in inventories at 95.2% refers, primarily, to the inclusion of the acquired companies business (Eleva, Cotochés and Plusfood).

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

8.            RECOVERABLE TAXES

	Parent Company		Consolidated
	2008	2007	2008	2007
State ICMS (VAT)	70,096	—	203,149	82,035
Income tax	62,325	34,849	131,429	63,193
PIS/COFINS (Federal Taxes to Fund Social Programs)	315,100	—	358,990	21,549
Import Duty	—	—	25,043	33,277
IPI (Federal VAT)	731	—	3,286	7,167
Others	—	—	1,930	685
	448,252	34,849	723,827	207,906

Current	337,231	34,849	576,337	174,402
Non-current	111,021	—	147,490	33,504

ICMS - Tax on the Circulation of Goods and Services (State VAT):

Credits are generated by exports reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties.

On February 2007, the Company, ensured in the STJ (“Supremo Tribunal Regional”) the maintenance of ICMS recoverable in the state of Rio de Janeiro, due to the difference in rates of R$30,187 already recorded and also the right to the monetary adjustments on such credits, with estimated as of 12.31.07 to be approximately R$33,000, not recorded in the financial statements. Management will only recognize the monetary adjustments upon realization.

The Company has R$ 21,230 of ICMS credit in the state of Mato Grosso do Sul. The Company believes that receiving the credit is doubtful, and therefore  recorded a provision within non-current assets.

Withholding Income Tax and Social Contribution:

Corresponds to withholding tax on investments and on interest on shareholder’s equity received by the parent company, which are offset against federal taxes payable.

PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable arise out basically from raw materials acquisitions used in exported products, products sold at a 0% tax rate (such as UHT milk and pasteurized milk and sales in Franca area, in Manaus). The realization of these credits can be made by compensation of taxable sales in domestic market, with other federal taxes or reimbursement.

The Company has a R$171,498 credit has arising out from Eleva´s operations for which a judicial measure was filled in order to accelerate the process for analyzing the reimbursement requests, which are currently under inspection. The Company obtained authorization to receive R$32,246 and is waiting to receive the proportioned amount with respect to exports and sales at 0% tax rate. The Company believes that the remaining credits shall have the same treatment, and therefore be compensated.

The Company’s management has been analyzing alternatives that would allow the use of the credits and there is no expectation of losses on the realization of those credits.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

9.            INCOME TAX AND SOCIAL CONTRIBUTION

a) Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	2008	2007	2008	2007
(Loss) Income before taxes and participations	(54,117)	334,978	(183,686)	383,762
Nominal tax rate	34%	34%	34%	34%
Tax expense at nominal rate	18,400	(113,893)	62,453	(130,479)
Adjustment of taxes and contributions on:
Statutory profit sharing	4,149	—	4,895	8,606
Interest on shareholders’ equity	25,981	2,959	27,749	34,068
Equity pick-up	90,543	101,653	72,870	(28,563)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	100,967	48,074
Tax incentives	—	—	845	9,229
Summer plan	—	—		81
Income tax/ Social contribution adjustment on goodwill	4,006	—	(14,761)	—
Reversal of valuation allowances on income tax and social contribution	—	—	—	26,139
Other adjustments	678	(88)	317	765
Actual tax benefit (expense)	143,757	(9,369)	255,335	(32,080)

Current income (expense) benefit taxes	(19,835)	(6,516)	(43,335)	(46,305)
Deferred income (expense) benefit taxes	163,592	(2,853)	298,670	14,225

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

	2008	2007
Taxable income from foreign subsidiaries	191,569	164,568
Current income taxes of subsidiaries abroad	35,568	(2,386)
Deferred income taxes of subsidiaries abroad	—	(5,493)

b) Deferred Income Tax and Social Contribution are as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Parent Company		Consolidated
	2008	2007	2008	2007
Tax losses carry forwards (IRPJ)	105,812	4,601	210,952	39,658
Negative calculation bases (CSLL)	38,134	1,690	75,472	13,607
Temporary differences:
Provisions for contingencies	61,520	—	111,236	45,521
Income taxes and social contributions on goodwill	10,595	—	10,595	—
Profit from foreign subsidiary (*)	—	—	—	(29,388)
Taxes whose payments are suspended	25	25	9,549	11,223
Unrealized loss on derivatives	—	—	9,734	2,412
Non-taxable Depreciation	(49,575)	—	(68,850)	—
Adjustments of the Transition Tax Regime	—	—	15,987	—
Other temporary differences	3,573	176	7,029	1
	170,084	6,492	381,704	83,034

Current asset	5,728	6,467	127,262	35,335
Non-current asset	213,931	25	323,399	77,870
Non-current liability	(49,575)	—	(68,957)	(30,171)

(*)By decision of the Company’s management, on 30.11.08 the profit generated in wholly-owned subsidiaries Crossban Holding GmbH will not be distributed, and therefore the income tax for such distribution that had been provisioned was fully reversed.

In Brazil, tax returns are subject to review by tax authorities for a period of five years as from the date of the tax return. The Company could be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

c)     Estimated time of realization:

The Company’s management expects that deferred tax assets, recorded on tax losses and negative basis of social contribution, should be realized as shown below:

Year	Value
Current (until 12.31.09)	117,971
2010	23,157
2011	28,914
2012 onward	116,382
286,424

Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.          INVESTMENTS

a) Investments in subsidiaries – Parent Company

	Perdigão Agroindustrial	Eleva Alimentos	PSA Participações	PDF Participações	Perdigão	Total
	S.A.	SA	Ltda	Ltda	Export Ltd.	2008	2007
Paid in capital	1,933,528	—	—	—	23	—	—
Income in period	232,832	—	3,176	—	—	—	—
Shareholders’ equity of the subsidiary	2,857,666	—	1,079	—	—	—	—
Shares owned by Perdigão S.A.	2,857,666	—	108	—	—	2,857,774	1,939,241
Investment before the application of the equity method	1,939,451	—	(210)	—	—	1,939,241	1,297,259
Acquisition / merger of new companies	—	3,597	—	—	—	3,597	—
Capital increase	719,028	—	—	—	—	719,028	434,500
Dividends and interest on shareholders’ equity	—	—	—	—	—	—	(91,498)
Income of investments in subsidiaries	199,187	(3,597)	318	—	—	195,908	298,910
Equity assessment adjustment (note17)	(33,607)	—	—	—	—	(33,607)	—
Net assets merged — split off	(38)	—	—	—	—	(38)	—
Subventions and tax incentives - See note 3 y	—	—	—	—	—	—	27,145
Equity pick-up (*)	232,832	(3,597)	318	—	—	229,553	271,835

(*) Results of subsidiary Eleva until 04.30.08.

b) Investments are as follows:

	Parent Company		Consolidated
	2008	2007	2008	2007
Investments in direct subsidiaries	2,857,774	1,939,241	—	—
Advance for future capital increase	—	69,238	—	—
Other investments	577	8	1,028	1,020
	2,858,351	2,008,487	1,028	1,020

11.          PROPERTY, PLANT AND EQUIPMENT

Parent Company:

As of 12.31.2008:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Annual weighted average deprec. rate (%)	Costs value	Depreciation	Residual Value
Buildings and improvements	4	305,584	(143,772)	161,812
Machinery and equipment	11	574,058	(358,018)	216,040
Electric and hydraulic installations	10	89,872	(41,658)	48,214
Forests and reforestations	3	13,815	(5,400)	8,415
Other	12	27,313	(15,862)	11,451
Land	—	47,260	—	47,260
Breeding stock	(*)	37,677	(7,827)	29,850
Construction in progress	—	94,504	—	94,504
Advances to suppliers	—	24,910	—	24,910
		1,214,993	(572,537)	642,456

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Consolidated:

As of 12.31.08:

	Annual weighted average deprec. rate (%)	Costs value	Depreciation	Residual Value
Buildings and improvements	4	1,404,537	(428,909)	975,628
Machinery and equipment	11	2,091,183	(994,094)	1,097,089
Electric and hydraulic installations	10	242,179	(96,682)	145,497
Forests and reforestations	3	70,304	(16,716)	53,588
Other	12	80,225	(40,240)	39,985
Land	—	166,866	—	166,866
Breeding stock	(*)	199,258	(40,412)	158,846
Construction in progress	—	250,489	—	250,489
Advances to suppliers	—	30,470	—	30,470
		4,535,511	(1,617,053)	2,918,458

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Consolidated:

As of 12.31.07:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Annual weighted average deprec. rate (%)	Costs value	Depreciation	Residual Value
Buildings and improvements	4	1,016,209	(242,530)	773,679
Machinery and equipment	11	1,399,712	(534,439)	865,273
Electric and hydraulic installations	10	123,459	(43,155)	80,304
Forests and reforestations	3	48,958	(11,948)	37,010
Other	12	39,615	(17,000)	22,615
Land	—	121,501	—	121,501
Breeding stock	(*)	138,045	(28,573)	109,472
Construction in progress	—	110,955	—	110,955
Advances to suppliers	—	16,109	—	16,109
		3,014,563	(877,645)	2,136,918

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

The changes in the cost of property, plant and equipment consisted of:

	Balance as of 12.31.07	Additions	Business acquisitions (*)	Leases	Write-off	Transfer	Exchange	Balance as of 31.12.2008
Buildings and improvements	1,016,209	4,527	373,877	—	(126,850)	132,588	4,186	1,404,537
Machinery and equipment	1,399,712	50,633	610,577	17,419	(188,064)	190,269	10,637	2,091,183
Electric and hydraulic installations	123,459	12,472	82,973	—	(11,381)	34,602	54	242,179
Forests and reforestations	48,958	1,607	6,516	—	(411)	13,634	—	70,304
Other	39,615	6,284	29,720	—	(5,477)	8,164	1,919	80,225
Land	121,501	948	88,453	—	(49,034)	4,898	100	166,866
Breeding stock	138,045	208,334	72,367	—	(219,856)	368	—	199,258
Construction in progress (*)	110,955	538,958	9,427	—	(6,916)	(403,394)	1,459	250,489
Advances to suppliers	16,109	14,643	398	—	(262)	(418)	—	30,470
Elimination of intercompany transactions	—	(1,640)	—	—	1,640	—	—	—
	3,014,563	836,766	1,274,308	17,419	(606,611)	(19,289)	18,355	4,535,511

(*) Refers to the acquisitions of Eleva, Plusfood and Cotochés.

(**) Refers, basically, to: (i) construction site for the expansion of distributions center, located in Rio Verde and São Paulo started in May and July, 2008, respectively; and (ii) expenses related to construction of the agroindustrial complex in Bom Conselho, State of Pernambuco, especially developed dairy processing and meat industrialization, as well as an distribution center.

During 2008, the Company capitalized interests in the amount of R$13,866 (R$18,066 on 12.31.07) related to constructions in progress. Interest is capitalized until the transfer from construction in progress to operating fixed assets, when starts depreciation.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008	Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

12.          INTANGIBLE

Parent Company

	Balance as of 12.31.2007	Spin-off Subsidiaries (*)	Balances as of 12.31.2008
Goodwill – Eleva acquisition	—	1,273,324	1,273,324
Goodwill – Batávia acquisition	—	133,163	133,163
Goodwill - Perdigão Mato Grosso acquisition	—	7,636	7,636
Goodwill – Cotochés acquisition	—	39,590	39,590
	—	1,453,713	1,453,713

(*) As described in note 1 g ii, the amounts presented as intangible refers to the goodwill of the wholly-owned subsidiary Perdigão Agroindustrial, which were splitted to the Company. on 12.31.08.

Consolidated

	Balances as of 12.31.2007	Reclassifications 12.31.2008	Addition	Amortization	Exchange gain / loss	Balances as of 12.31.2008
Goodwill – Incubatório Paraíso acquisition	—	968	—	(312)	—	656
Goodwill – Paraíso Agroindustrial acquisition	—	21,218	—	(4,467)	—	16,751
Goodwill – margarines business acquisition	—	62,533	—	(13,165)	—	49,368
Goodwill – Eleva acquisition	—	—	1,364,029	(90,705)	—	1,273,324
Goodwill – Batávia acquisition	—	170,764	92	(37,693)	—	133,163
Goodwill - Perdigão Mato Grosso acquisition	—	8,944	—	(1,308)	—	7,636
Goodwill – Plusfood acquisition	—	—	19,801	(2,259)	3,652	21,194
Goodwill – Sino dos Alpes acquisition	—	5,132	—	(1,082)	—	4,050
Goodwill – Cotochés acquisition	—	—	41,595	(2,005)	—	39,590
	—	269,559	1,425,517	(153,996)	3,652	1,545,732

13.          DEFERRED CHARGES

Parent Company:

As of 12.31.08:

	Annual weighted average amort. rate (%)	Cost value	Amortization	Net Value
Preoperating expenses	16	1,786	(1,616)	170
Software development	26	16,249	(6,450)	9,799
Reorganization expenses	20	3,494	(1,810)	1,684
		21,529	(9,876)	11,653

Consolidated:

As of 12.31.08:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (**)	16	146,114	(58,757)	87,357
Software development (***)	26	83,509	(16,794)	66,715
Reorganization expenses	20	47,433	(29,453)	17,980
		277,056	(105,004)	172,052

(**) Refers substantially to the projects related to the Rio Verde, Mineiros and Bom Conselho plants.

(***) Refers substantially to the projects related to the adequacy of the systems and controls in the acquired Companies.

Consolidated:

As of 12.31.07:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	18	91,725	(33,677)	58,048
Software development	22	38,847	(11,021)	27,826
Reorganization expenses	24	47,619	(20,205)	27,414
		178,191	(64,903)	113,288

(*) Refers substantially to the projects related to the Rio Verde, Mineiros and Bom Conselho plants.

14.          CURRENT AND NON-CURRENT DEBT

Parent Company :

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 2008	Balance as of 2007

Local currency (R$):

Rural credit	6.75%	6.75%	0.5	78,542	—	78,542	—

FINEM – BNDES	TJLP + 2.18%	8.42%	3.7	5,350	162,515	167,865	—

Tax incentives and other	TJLP / TAXA FIXA / IGPM / TR / CDI + 7.65%	12.03%	1.5	170,052	107,221	277,273	—

Net swap balance (note 17d)	%CDI vs TR	%CDI vs TR	0.6	78	—	78	—
Total local currency				254,022	269,736	523,758	—

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Foreign currency

Advances on export contracts - ACC’s e ACE’s (US$)	4.04% + v.c. (US$)	4.04% + v.c. (US$)	0.1	202,594	—	202,594	—

Working Capital (US$)	5.55%/ + v.c.(US$ and other currencies)	4.46% + v.c.(US$ and other currencies)	2.1	56,762	176,238	233,000	—

Pre-export facilities (US$)	LIBOR + 2.45% + v.c.(US$)	4.26% + v.c.(US$)	2.5	209,422	410,798	620,220	—

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.40% + v.c. (US$ and other currencies)	6.85% + v.c. (US$ and other currencies)	3.8	837	22,251	23,088	—

Net SWAP balance (see note 17 d)	%CDI vs v.c. (US$ and other currencies) Pre-fixed rates / LIBOR	%CDI vs v.c.(US$ and other currencies) Pre-fixed rates / LIBOR	2.6	(2,995)	—	(2,995)	—
Total foreing currency				466,620	609,287	1,075,907	—

Total debt				720,642	879,023	1,599,665	—

Consolidated :

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 2008	Balance as of 2007

Local currency (R$):

Rural credit	6.75% (7.,37% on 12.31.2007)	6.75% (7.37% on 12.31.2007)	0.5	220,272	—	220,272	135,153

FINEM – BNDES	TJLP + 2.35% (TJLP + 2.55% on 12.31.2007)	8.59% (8.8% on 12.31.2007)	3.4	45,427	492,825	538,252	186,498

Debentures - BNDES	TJLP + 6.00% (TJLP + 6.00% on 12.31.2007)	12.25% (12.25% on 12.31.2007)	1.2	4,185	2,076	6,261	10,405

Tax incentives and other	TJLP / FIXED RATE/ IGPM / TR +5.15% (FIXED RATE / IGPM / TR +5.83% ON 12.31.07)	11.26% (7.92% on 12.31.2007)	2.6	190,159	273,125	463,284	288,003

Net Swap balance (see note 17 d)	% CDI vs TR	% CDI vs TR	0.6	78	—	78	—
Total local currency				460,121	768,026	1,228,147	620,059

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Foreign currency

Advances on export contracts - ACC’s e ACE’s (US$)	6.06% + v.c. (US$) (5.17% + v.c. (US$ on 12.31.2007)	6.06% + v.c. (US$) (5.17% + v.c. (US$) on 12.31.2007)	0.3	443,674	—	443,674	494.936

Working Capital (US$)	EURIBOR + 1.20%	6.66% + v.c. (US$)	1.0	49,605	—	49,605	—

Trade related facilities (US$)	LIBOR + 2.47% / FIXED RATE (LIBOR + 1.10% on 12.31.2007) + v.c. (US$ and other currencies)	4.46% (5.70% on 12.31.2007) + v.c. (US$ and other currencies)	3.1	239,826	1,631,837	1,871,663	469.563

Pre-export facilities (US$)	LIBOR / FIXED RATE CDI + 3.17% (LIBOR +0.91% on 12.31.2007) + v.c.(US$)	4.98% (5.50% on 12.31.2007) + v.c.(US$)	2.7	375,400	1,246,925	1,622,325	646.919

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.52% (UMBNDES + 2.71% on 12.31.2007) + v.c. (US$ and other currencies)	6.97% (9.17% on 12.31.2007) + v.c. (US$ and other currencies)	3.3	10,357	72,904	83,261	27.289

Net SWAP balance (see note 17 d)	%CDI vs v.c. (US$ and other currencies)	%CDI vs v.c. (US$ and other currencies)	2.1	67,423	—	67,423	7.097

Total foreing currency				1,186,285	2,951,666	4,137,951	1,645,804

Total debt				1,646,406	3,719,692	5,366,098	2,265,863

Rural credit financing: the companies Perdigão S.A., Perdigão Agroindustrial, Batávia, Cotochés and Avipal NE are party to short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The maturity date is up to December 2009 with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Working Capital: Perdigão S.A has NCE (Export Credit Note) in Reais indexed by a percentage of CDI. The maturity date of this interest and principal is on April 2010. The Company also has NCE (Nota de Crédito à Exportação) in Reais indexed by the referential rate (TR) and its maturity date in the end of July 2009. Perdigão Agroindustrial S.A. has a NCE in reais indexed by a percentage of CDI with maturity date on the end of September 2011.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities: Perdigão S.A and its subsidiaries Perdigão Agroindustrial S.A. and Avipal NE, have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the FINEM loans are payable monthly, with final maturity dates from January 2009 to April 2015, and are secured by equipment, facilities and mortgages of Perdigão S.A., Perdigão Agroindustrial and Avipal NE buildings. The amounts in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations of the currencies in that basket.

Debentures: the debentures are denominated in Reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Between 06.30.98 and 11.21.00, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

redemption period from 06.15.01 to 06.15.10; as of 12.31.08, 76,945 debentures had been redeemed. The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: refer, principally, to credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2043, interest rates are subsidized and they do not have real guarantees.

Advance on export contracts (ACC and ACE): these advances are liabilities to commercial banks, with maturity dates up to February 2010 principal payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiaries Perdigão International Ltd and Plusfood Groep B.V., have several trade-related facilities denominated in U.S. dollars, with maturity dates varying from January 2009 to December 2013 with principal payable in one payment at the end of the contract and interest payable quarterly and annually. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 4,46% per year at 12.31.08 and they have the endorsement of the Company. Perdigão International Ltd and Plusfood Groep B.V. use these net proceeds to import products and for other working capital needs.

Working Capital in US$: Perdigão S.A. uses the Export Credit Note as working capital line. They are denominated in US$ and can be short or long term with several maturity dates and amortization up to November 2011.

Pre-export facilities: Perdigão S.A and its subsidiary Perdigão Agroindustrial had several pre-export facilities with several commercial banks, denominated in U,S, dollars, and maturities from January 2009 to March 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of operation and interest payable in accordance with the LIBOR period. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders relating to exports of products to customers abroad. The exported products guarantee the facilities.

The maturity schedule as of 12.31.08 is as follow:

	Parent Company	Consolidated
Current (until 12.31.09)	720,642	1,646,406
2010	330,989	867,460
2011	267,391	980,387
2012	154,562	1,391,451
2013	63,395	373,205
2014 to 2043	62,686	107,189
	1,599,665	5,366,098

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

a) Guarantees:

	Parent Company		Consolidated
	2008	2007	2008	2007
Total Debt	1,599,665	—	5,366,098	2,265,863
Mortgages guarantees:	147,240	—	606,855	260,488
Related to FINEM - BNDES	139,665	—	570,233	213,220
Others – related to tax incentives and other	7,575	—	36,622	47,268
Collateral of real state guarantees:	13,595	—	14,546	212
Related to FINEM - BNDES	11,028	—	11,967	150
Others – related to tax incentives and other	2,567	—	2,579	62
Guarantees by pledge of goods:	2,250	—	2,250	—

b) Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be accelerated. On 12.31.08 all these conditions were met by the Company.

Restrictive covenants	Principal amount
Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	233,700

Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.0	116,850

Total Liabilities minus Shareholders’ equity less than 2.2, net debt / EBITDA less 3.5 and EBITDA / Net financial expenses excluding exchange effects less than 2.00.	70,742

Lower Current liquidity of 1.1, Total Liabilities minus Shareholders`s equity / Shareholders`s less than 2.2	46,740
468,032

15.          COMMITMENTS AND CONTINGENCIES — CONSOLIDATED

a) Provision for contingent liabilities

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable losses estimated by Management, based on the analysis of its legal counsel and for which the amount of probable losses is known or can be reasonable estimated.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.  The Company, supported by its legal counsel, monitors these legal proceedings and the probability of the losses is possible or remote.

I) Provision for probable losses

Provisions for contingencies were recorded as follows:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Parent Company

	Balance 12.31.07	Merger of Companies (*)	Additions (**)	Reversals (**)	Payments	Updates for inflation	Balance 12.31.08

Tax (i)	101	90,512	71,025	(77,600)	—	5,268	89,306

Labor (ii)	—	24,184	2,134	(1,255)	(3,104)	—	21,959
Civil, commercial and other (iii)	—	3,842	4,146	(375)	—	—	7,613
(-) Judicial deposits	—	(10,647)	(4,990)	843	293	—	(14,501)

	101	107,891	72,315	(78,387)	(2,811)	5,268	104,377

(*) Balances from the incorporation of the companies Cotochés, Batávia and Perdigão Mato Grosso in 12.31.08 (note 1 g ii).

(**) As mentioned in note 1 c, the Company made adjustments in the Eleva´s accounting practices to adequate them to those of the Company, which impact the additions and reversals presented.

Consolidated

	Balance 12.31.07	Merger of Companies (*)	Additions (**)	Reversals (**)	Payments	Updates for inflation	Balance 12.31.08

Tax (i)	99,491	86,756	90,050	(132,276)	(4,845)	14,043	153,219

Labor (ii)	27,788	22,796	27,935	(13,222)	(17,447)	3,773	51,623
Civil, commercial and other (iii)	9,340	1,520	9,390	(1,526)	(5,110)	686	14,300
(-) Judicial deposits	(12,259)	(9,631)	(19,881)	8,582	409	—	(32,780)

	124,360	101,441	107,494	(138,442)	(26,993)	18,502	186,362

(*) Balances from incorporation of the companies Eleva, Plusfoods and Cotochés on 12.31.08 note 1b, 1c and 1d.

(**) As mentioned in note 1 c, the Company made adjustments in the Eleva´s accounting practices to adequate them to those of the Company, which impact the additions and reversals presented.

IRPJ e CSLL total deducibility of tax loss:

The company has been discussing the issue concerning the full compensation of tax losses and, and, although the jurisprudence of our courts is contrary to this thesis, the Company’s lawsuits have some peculiarities that are not directly related to the thesis. Recently, the company obtained a favorable decision in the Taxpayers’ Council, with respect to one of its lawsuits. That decision led to the reduction of the fine to the case of 75% (fine of letter) to 20% (penalty for late payment). Federal Income Office itself has already initiated the process to reduce the amount required. This decision allowed the company to reverse the difference in provision that amounted of the 75%, plus of their interest, in the amount of R$ 30,070, leaving only the value of the fine for late payment, 20% of the debt, without application of interest, at the amount of R$ 1,784 (R$30,044 in 12.31.07).

Increase in COFINS’s rates:

The Company also challenged the increase in rates of the COFINS, having the action transited adversely in the Supreme Court (STF). Similarly, on the same subject, there is another execution tax action, duly guaranteed by the company, in process in the Foreclousure Tax Court. In June, the Attorney General of the Federal Treasury (Procuradoria Geral da Fazenda Nacional) reviewed the fiscal execution for the periods of July and from October to December 1999, reducing the registered debits in accordance to the arguments presented by the Company. Thus, the provisioned amount of R$9,542 was reversed according to the new debt certificate issued by the Attorney General and the remaining

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

provisioned balance totals to R$9,472 (R$18,363 on 12.31.07). Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analyzed by the Supreme Court (STF).

CPMF charge on the income from exports:

The Company has recorded a provision for a contingency of R$27,141 (R$24,847 as of 12.31.07) regarding a judicial action for non-payment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts. The Company’s suits are in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

Monetary correction of ICMS extemporaneous credits:

The Treasury State of Rio Grande do Sul issued tax assessments disallowing the monetary correction of ICMS extemporaneous credits on raw material acquisitions, electricity services, communication services and transport service. In relation to the monetary correction of extemporaneous credits, the precedent is against the taxpayer. The total amount of provisions is R$23,371.

The other tax contingencies refer to judicial claims against the payments of the following taxes: ICMS, PIS/COFINS, INSS, FUNRURAL and SEBRAE, in the total amount of R$75,709 (R$ 25,837 on 12.31.07). The recorded provisions refer mainly, to the following subjects:

ICMS:

The Company is discussing principally the utilization of credits on materials for consumption, being the suits in first or second administrative jurisdiction, as well as in judicial phase. The precedent is favorable to the request once the materials are part of the final product. The provision amounted to R$26,842 (R$18,282 as of 12.31.07).

PIS/COFINS:

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$27,029 (R$15,084 as of 12.31.07).

FUNRURAL:

The Company’s law suit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the production of the integrated partners considered the Company’s own production in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published. The provision amounted R$6,880 (R$5,487 as of 12.31.07).

SEBRAE:

The Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits. The provision amounted to R$10,073 (R$10,564 as of 12.31.07).

(ii) Labor:

The Company and its subsidiaries have 4,512 individual labor claims in progress totaling R$1,308,095 (2,052 individual claims totaling R$700,363 on 12.31.07), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments and made the adjustments to adequacy the procedures in the acquired Companies. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 1,090 cases totaling R$146,143 (786 cases totaling R$116,254 at 12.31.07) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or absence of the Company’s guilt, with no right pleadings.

II) Contingencies for possible losses

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The civil, labor and social security contingencies amounted to R$119,279 (R$8,835 as of 12.31.07).

The tax contingencies amounted to R$617,723 (R$73,452 as of 12.31.07), and refers, principally, to the following subjects:

Profits earned abroad: On 10.03.08, the subsidiary Perdigão Agroindustrial S.A. was assessed by Federal Income Office about the alleged lack of collection of Income Tax and Social Contribution on profits made by subsidiaries established outside the country in the years 2003 and 2004, at the total amount of R$ 176,756. The loss probability of this fine is classified as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation.

ICMS: the Company is discussing several processes related to ICMS credits of products with a reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment.

PIS/COFINS on the payment of interest on shareholders’ equity: the Company is pleading a claim for non payment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2007 for PIS and the years from 2004 to 2007 for COFINS at the amount of R$38,354 (R$36,337 on 12.31.07) which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject. Based on analysis of the management, and supported by its legal counsel, the loss expectation about this issue is possible, and, therefore, no provision was recorded.

b)              Contingent Assets

The Company has initiated legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of 12.31.08, such firm commitments amounted to R$865,159 (R$512,540 as of 12.31.07).

16.          SHAREHOLDERS’ EQUITY

a)     Capital stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on 03.08.06, the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved a three-for-one split of shares, granting two additional new shares for each existing share.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

On 10.27.06, the Company issued through a public offering, 32,000,000 (thirty-two million) common shares, with no par value, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADS’s), represented by American Depositary Receipts (ADR’s), at the price of R$25.00 (twenty five Reais) per common share, totaling R$800,000.  On 11.01.06, the Company received the funds related to this offering.

On 12.18.07, the Company, issued through a public offering 20,000,000 (twenty million) common shares, with no par value, at the price of R$45.00 (forty five reais) per common share, totaling R$900,000. On 01.14.08 the Lead Underwriter (Banco de Investimentos Credit Suisse — Brasil — S.A.) partially exercised its greenshoe option granted by the Company for the primary offering of an additional lot of 744,200 shares, for the purpose of meeting the excess demand identified during the course of the Offering, at the prices of R$45.00 (forty five reais) per share, totaling an increase of R$33,5 million in the Company’s paid in capital, changing the capital stock to R$2,5 billion, represented by 186,701,352 registered common shares.

On 02.21.08, the Administrative Council approved the merger of the 54% of the shares of Eleva, based in the proportion of 1.74308855 shares of Eleva to one share of Perdigão, in the amount of 20,000,000 of shares issued.   As a result, on 03.31.08 the capital was R$3,4 billions, represented by 206,958,103 registered common shares.

On 12.31.08, the capital was represented by 206,958,103 registered common shares, with no par value. Foreign investors held 75.620.756 shares (57.705.181 shares at 12.31.07) of which 14.734.426 shares (5.904.312 shares at 12.31.07) were represented by 7.367.213 (2.952.156 ADR’s as of 12.31.07) American Depositary Receipts — ADR’s.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

b)     Treasury shares

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

c)       Profit allocation

According to the Corporate by-laws and the Brazilian Corporate Law, the administration’s proposal for the net profit distribution, which is subject to the Ordinary Shareholders’ Meeting ratification, is the following:

c.1) Legal reserve: 5% of the net income, up to 20% of the capital stock.

c.2) Dividends and interests on shareholders’ equity: equals 99.0% (30,8% on 12.31.08) of net income adjusted for the legal reserve, in accordance with applicable law.

c.3) Reserve for capital increase: 20% of the net income up to 20% of the capital stock.

c.4) Reserve for expansion: allocation of the remaining profit, based on planned investments in the capital budget.

Taking  the above aspects into consideration, the Administration’s proposal for the net profit distribution and the composition of the reserve balances, are as follows:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Limit on	Profit distribution		Reserve balances
	capital %	2008	2007	2008	2007
Interests on shareholders’ equity	—	76,415	100,200	—	—
Legal reserve	20	3,860	16,280	66,201	62,340
Reserve for capital increase	20	—	65,122	160,256	160,256
Reserve for expansion	80	(3,070)	144,007	505,070	508,140
		77,206	325,609	731,527	730,736

d)     Interests on shareholders’ equity

According to the option provided for in Law No. 9249/95, the Company calculated interests on shareholders’ equity based on Interest Rate Long Term (TJLP) in the current year, at the amount of R$ 76,415 (R$ 100,200 in 2007),  which were recorded in financial expenses, as required by tax laws. For purposes of these financial statements, they were eliminated from interest expense for the year and are presented in the account of retained earnings in contra entry to current liabilities.

e)     Composition of the capital stock

1) Securities of Major Shareholders, Managers, Members of the Supervisory Board and Fiscal Council of Perdigão SA, on 12.31.08 (UNAUDITED):

Shareholders	Common Shares	%
Major shareholders (*)	74,590,177	36.04

Managers:
Supervisory board/ Board of director	332,974	0.16
Fiscal council	—	—
Treasury shares	430,485	0.21
Other shareholders	131,604,467	63.59
	206,958,103	100.00
Shares outstanding	131,604,467	63.59

(*) Shareholders who constitute the voting agreement.

2) Securities of Major Shareholders, Managers, Members of the Supervisory Board and Fiscal Council of Perdigão SA, on 12.31.07 (UNAUDITED):

Shareholders	Common shares	%
Major shareholders (*)	77,606,001	41.73
Managers:
Supervisory board/ Board of director	307,018	0.17
Fiscal council	—	—
Treasury shares	430,485	0.23
Other shareholders	107,613,648	57.87
	185,957,152	100.00
Shares outstanding	107,613,648	57.87

(*) Shareholders who constitute the voting agreement.

3) The equity position of controlling shareholders who are part of the voting agreement and/or and the holders of more than 5% of voting shares on 12.31.08, is as follows:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Shareholders	Common Shares	%
PREVI — Caixa Prev. Func. Bco Brasil (1)	29,305,261	14.16
PETROS — Fund. Petrobrás Seg. Soc. (1)	24,924,263	12.04
Fundo Bird (2)	15,015,867	7.26
Fund. Telebrás Seg. Social — SISTEL (1)	8,284,932	4.00
VALIA — Fund. Vale do Rio Doce (1)	7,695,352	3.72
FPRV1 Sabiá FI Multimercado Previd. (Ex. Fund. Inv. Tit. V M Librium) (3)	2,286,562	1.10
REAL GRANDEZA Fundação de A.P.A.S (1)	2,093,807	1.01
	89,606,044	43.30
Others	117,352,059	56.70
	206,958,103	100.00

(1) Pension funds are controlled by participating employees of the respective companies

(2) It is not part of the agreement signed by the Pension Funds, it belongs to Shan Ban Shun family.

(3) Investment Fund held exclusively by Fundação de Assistência e Previdência Social do BNDES-FAPES. The common shares currently held by this fund are tied to the voting agreement signed by the Pension Funds.

4) Securities of Major  Shareholders, Managers, Members of the Supervisory Board and Fiscal Council of Perdigão SA, on 12.31.08 (not audited by independent auditors):

Shareholders	Common shares	%
a) Major Shareholders	74,590,177	36.04
b) Managers and Fiscal Council	332,974	0.16

b.1)  Managers and Fiscal Council

Shareholders	Common shares	%
Advisory Council – Direct participation	332,383	0.16
Directors	591	0
Fiscal Council	—	—

5) Shares outstanding (not audited by independent auditors):

On 12.31.08, there were 131.604.467 common shares outstanding, 63.59% of shares issued.

6) Arbitration Clause

The Company is bound to the arbitration of Market Arbitration Chamber, as the Arbitration clause in the By-laws.

f)             Conciliation of the shareholders’ equity and the income of the year

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Shareholders’ equity		Income
	2008	2007	2008	2007
Balance in the Parent Company	4,137,626	3,229,921	77,438	325,609
Unrealized profit on transactions with subsidiaries	(27,008)	(3,942)	(23,066)	(4,302)
Balance in the Consolidated	4,110,618	3,225,979	54,372	321,307

17.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)       Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodity prices. Company uses instruments of protection to minimize its exposure to these risks, based on a Policy for Financial Risk Management (Risk Policy) under the management of the Committee of Financial Risk Management, Executive Directors and the Board.

The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as approved by the Administration Council, to mitigate the impact of these risks. Such policies and procedures include the monitoring of the Company’s levels of exposure to each market risk, the measuring of each risk including an analysis based on net accounting exposure and a forecast of future cash flows, in addition to establish limits for decision making and use.

The Supervisory Board has a fundamental role in the structure of financial risks management as responsible for the approval of the Risk Policy and for monitoring the compliance of this policy, checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Board is responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the Supervisory Board. Furthermore, it is responsible for the approval of: the action plans defined for the alignment of tolerance risk set, performance indicators to be used in risk management, the overall limits and evaluation of suggestions for improvements in the policy.

The Committee on Financial Risk Management is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and notes the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedge operations through reports and evaluates stress scenarios to be applied in operations, cash flow and indebtedness of the Company in accordance with the established policy.

This Risk Policy determines what the strategies to be adopted are, and the Administration employs the equity instruments of protection (hedge) that are approved based on limits of authority. The Supervisory Board, Executive Directors and Committee of Financial Risks have different levels of authority where each of them operates within the limits pre-established by the Policy.

The Company does not contract leveraged transactions in derivative markets and has not backed applications in risk and / or leveraged.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets and requires that individual hedge transactions are limited to 2.5% of the equity of the Company.

The inputs of operations and updating are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by back-office and monitored daily by the financial area.

In view of the hedging transactions purpose to reduce the risks and uncertainties which the Company is exposed, the results in 2008 were fully satisfactory.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

On 12.31.08, as allowed by CVM Deliberation n º 566, the Company applied the accounting protection rules (hedge accounting) for its derivative instruments classified as cash flow hedges, as determined in its policy of financial risk management. The cash flow hedge is to protect the exposure over the variability on the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability or (ii) a foreseen transaction highly probable, and (iii) could affect profits and losses.

b)            Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates), UMBNDES or to the CDI (Interbank Deposit Certificates) interest rates in addition to any positions prefixed in any of indexer above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company’ s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and pos fixed rates.

The primary aims of Risk Policy is to minimize the costs of debt service. For that the Company monitors continually the market interest rate with the purpose of evaluating the eventual necessity of contracting derivative operations to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes the rate fixed by post-pre-set, and which were designated by the Company to hedge accounting for cash flow (see item g).

The Company seeks to maintain a stable relationship with his debt for short and long term, maintaining a higher proportion in the long term. In addition, the Company has debt pre and post-set that together also minimize exposure to risks.

The debt is tied, essentially, to the LIBOR, Fixed Coupon (R$ e USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the elevation of LIBOR, the cost of post-fixed debt rises and, on the other hand, the cost pre-fixed debt is reduced. The same consideration is also applicable to TJLP.

Concerning Company’s applications, the leading index is the CDI to the internal market operations and Fixed Coupon (USD) to the external market operations. Since occurring CDI increase, the results become favorable, while the occurrence of his fall, the results become unfavorable, although, it does not expose Company to market risks.

The following table summarizes the changes in interest rates and the impact to the Company.

Interest Risk – Pre-fixed				Interest Risk – Pos-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Aplications	+	-	CDI	Aplications	+	+
CDI	Aplications	-	+	CDI	Aplications	-	-
CDI	Aplications	+	+	CDI	Aplications	+	-
CDI	Aplications	-	-	CDI	Aplications	-	+
Libor/Cupom USD	Liabilities	+	-	TJLP	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	+	TJLP	Liabilities	-	+
Libor/Cupom USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	-	Libor	Liabilities	-	+

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2008 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The global crisis started on 2008 caused severe reduction of international interest rates, with Libor reaching very low values as compared to its historical rates. This scenario provided a reduction in financial costs of the Company that has most of its debt post-fixed at Libor.

Moreover, the slower decline of domestic interest rate (Selic) and its consequent impact on rates of CDI, the results remained with the financial applications at favorable levels.

In this sense, the results obtained with respect to the objectives proposed by the Company about the exposure to interest rates were fully achieved in 2008.

The operations inputs and updating are recorded in operating systems, with proper segregation of duties in reconciliations with counterparties, and validated by operational support area (back-office) and monitored daily by the financial area.

c)       Exchange risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities, The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Sterling Pound against the Real.

The objectives of the Company’s Risk Policy is to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. In order to do this (SWAP), the Company enters into futures exchange (BM&F) transactions (see table below).

(i) Composition of foreign currency exposure balances

Assets and liabilities denominated in foreign currencies are shown bellow:

	2008	2007
Cash, cash equivalents and financial investments	1,400,476	384,361
Contracts of exchange rates (swaps) - nominal value	826,450	334,234
Contracts for future U.S. dollars - face value	397.409	375,073
Loans and financing	(4,137,951)	(1,638,708)
Other operating assets and liabilities, net *	154,732	(1,787)
	(1,358,884)	(546,827)

Exposure in foreign currency exchange rate in R$	(1,358,884)	(546,827)
Exposure in foreign currency exchange rate in US$	(581,465)	(308,715)

In addition, the Company’s Risk Policy aims to protect operating income and costs that involved operations arising from commercial activities, such as estimates of exports and purchase of raw material. For this, the Company uses protection instruments, approved by Risk Policy, mainly NDF operations of R$ 560,436 (US$ 239,810), where the main focus is protection of its designed flow denominated in foreign currency. The percentage protected with these operations was 18% within the scope approved by 35%.

In order to perform an active risk management and following the Risk Policy, the Company conducts daily monitoring, through reports issued by the financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Considering that 2008 had an excessive volatility in the exchange rates, when the USD has depreciated and ended with a considerable recovery against the Real, the strategy adopted by the Company has achieved the objectives of minimizing the effects of exchange rates movements to limit the foreign exchange exposure and mitigate the risks. Currently, according to the Company’s debt profile which is more of a long than short, most of the financial expenses arising from the debt flows to be due, which means that the financial expense has no impact on cash of the Company.

d)     Composition of the balance of derivative financial instruments to the equity protection

The position of derivatives outstanding on December 31 is as follows:

2008

Instrument	Object of protection	Maturity	Receiving	Payable	Counterpart of the principal value	Reference value (notional)	Market value	Unrealized losses
Swap (balcão – CETIP)	Exchange Rate	July 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	Unibanco	11,944	(52)	—
Swap (balcão – CETIP)	Exchange Rate	From January 2009 to September 2009	US$ (4.75%)	R$/CDI (100% of CDI)	ITAUBBA/ Santander/ Votorantim /UBS/HSBC and others	613,802	60,530	3,488
Swap (balcão – CETIP)	Exchange Rate	February 2009	R$ Pré (16.09%)	US$	Santander	8,364	(2,871)	(155)
Swap (balcão – CETIP)	Exchange Rate	From January 2009 to January 2013	US$ (VC) + 7%	R$ (76% of CDI)	Unibanco	56,112	5,691	6,750
Swap (balcão – CETIP)	Exchange Rate	From March 2009 to January 2013	R$ (118.5% of CDI)	US$ (VC) + 83% of CDI	HSBC	86,144	(19,084)	(221)
Swap (balcão – CETIP)	Exchange Rate	From April 2009 to December 2013	US$ + Libor 6 months + 3.61%	R$ (96.67% of CDI)	Credit Suisse	215,495	(31,573)	(29,895)
Swap (balcão – CETIP)	Interest Rate	From February 2009 to August 2013	US$ + 4.08%	US$ (Libor + 0.62%)	Santander/ HSBC and others	554,152	(34,976)	(34,406)
NDF (balcão – CETIP)	Exchange Rate	From January 2009 to February 2009	EUR (-1.42%)	US$ (VC)	Itaú BBA/ HSBC	51,147	7,682	(915)
NDF (balcão – CETIP)	Exchange Rate	From January 2009 to June 2009	R$ (15.31%)	US$ (VC)	HSBC /UBS PACTUAL and others	382,881	(37,431)	7,027
NDF (balcão – CETIP)	Exchange Rate	From February 2008 to March 2009	R$ (13.52%)	EUR (VC)	ITAÚBBA/UBS/Votorantim	26,469	(5,310)	(373)
Contratos Futuros (BM&F)	Exchange Rate	February 2009	US$ (VC)	R$	Finabank	327,529	(10,107)	(10,107)
							(67,501)	(58,807)

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BRAZILIAN SECURITIES COMMISSION – CVM
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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

2007

Instrument	Object of protection	Maturity	Receiving	Payable	Counterpart of the principal value	Reference value (notional)	Market value	Unrealized losses
Swap (balcão – CETIP)	Exchange Rate	July 2009	R$/TR (9.51%)	R$/CDI (weighted average 98.2% of CDI)	Unibanco	11,944	—	—
Swap (balcão – CETIP)	Exchange Rate	From January 2008 to July de 2013	US$ (4.089%)	R$/CDI (97.8% of CDI)	Votorantim / Unibanco and others	276,800	(4,532)	(5,813)
Swap (balcão – CETIP)	Exchange Rate	From January 2008 to March 2008	US$ (VC)	Euro (1.3327%)	Merril Lynch	37,869	(1,156)	(1,404)
Swap (balcão – CETIP)	Exchange Rate	January 2008	US$ (3.46%)	Pounds (-0,20%)	Santander / HSBC	7,621	187	120
							(5,501)	(7,097)

(1) The method of the market value assessment used by the Company is “marked-to-market” (MTM), which is to determine the future value based on the conditions employed and to determine the present value based on curves of the market, from the Bloomberg database.

The Company contracted swap operations, NDF and future contracts with the objective of minimizing the effects of changes in exchange rates and to protect against changes in interest rates.

The Company has counter operations of fixed-term contracted on 09.23.08, beginning on 10.01.09. The value of this contract, if canceled at 12.31.08, would cause a cost of R$1,256 in the financial results.

The Administration believes that the results obtained with these derivative transactions meet the Risk Policy adopted by the Company.

e)       Gains and losses on derivative financial instruments for equity protection

The value of gains and losses recorded in the period affected both the outcome of the Company under the heading of Revenue (Expenses) and the Shareholders’ Equity, as shown below:

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01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Parent Company		Consolidated
	Result	Shareholders’ equity	Result	Shareholders’ equity
Protection derivatives
Interest risk	—	(7,202)	—	(57,771)
Sub total	—	(7,202)	—	(57,771)

Trading derivatives
Exchange risks	295	—	7,477	1,594
Sub total	295	(7,202)	7,477	1,594
Total	295	(7,202)	7,477	(56,177)

f)     Composition of financial instruments balances by category - except derivatives – Consolidated

	2008				2007
	Loans and receivables	Held for sale	Amortized cost	Total	Loans and receivables	Held for sale	Amortized cost	Total
Assets		—	—
Financial applications	—	742,704	—	742,704	—	728,920	—	728,920
Trade accounts receivable and other receivables	1,419,147	—	—	1,419,147	815,764	—	—	815,764
Investiments	—	—	2,376	2,376	—	—	1,020	1,020

Liabilities
Loans and financing in local currency	871,287	—	—	871,287	609,660	—	—	609,660
Loan and financing in foreign currency	3,232,897	—	—	3,232,897	1,638,709	—	—	1,638,709
Debentures	8,342	—	—	8,342	7,089	—	—	7,089
Total	(2,693,379)	742,704	2,376	(1,948,299)	(1,439,694)	728,920	1,020	(709,754)

g)    Composition of financial instruments balances designated for cash flow hedge accounting

The Company made the formal designation of its operations subject to protection  accounting (hedge accounting) for the derivative financial instruments for the protection of cash flows, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy management Company’s risk in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii ) to demonstrate the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the effectiveness of hedge.

Transactions for which the Company made the determination of the protection accounting are highly likely, present an exhibition of variation of cash flow that could affect profit and loss and are highly effective in achieving changes in fair value or cash flow attributable to hedged risk, consistently to the originally documented risk in the Risk Policy.

From the application of the protection accounting for derivatives to protect the risk of interest rates that affect cash flows, the Company recorded the gain or loss of the part of the effective hedge in equity, in a separate component until the

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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

coverage object affects the outcome, moment in which this portion of the hedge should also affect the outcome. The impacts booked in equity are shown below:

(i) Parent Company

			Swap Accrual Balance		Swap MTM Balance		Adjust
Counterpart	Hedge instruments	Object of hedge	Asset	Liabilitie	Asset	Liabilitie	Equity

Santander	Swap contract of US$20.000 (Asset Libor 6 months / Liability 3,82%)	Debt of $20,000 incurred in the Libor 6 months interest + overlibor 1.45%.	47,179	(47,236)	301,924	(304,915)	(2,934)

Santander	Swap contract of US$30.000 (Asset Libor 6 months / Liability 3,79%)	Debt of $30,000 incurred in the Libor 6 months interest + overlibor 1.45%.	70,801	(70,951)	454,460	(458,878)	(4,269)

TOTAL			117,980	(118,187)	756,384	(763,793)	(7,202)

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BRAZILIAN SECURITIES COMMISSION – CVM
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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(ii) Consolidated

Counterpart	Hedge instruments	Object of hedge	Asset	Liabilitie	Asset	Liabilitie	Equity

HSBC	Swap contract of US$45,000 (Asset 118.5%CDI / Liability 83%CDI + Exchange Variation of the Principal)	Debt of $45,000 contracted to 118.5% interest in CDI (BRL)	1,082	(19,945)	28,270	(47,354)	(221)

Santander	Swap contract of US$10,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of $10,000 contracted to Libor 3 months interest + overlibor 0.5%	23,442	(23,475)	320,648	(322,010)	(1,329)

Santander	Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of $20,000 contracted with ING Bank to the Libor 3 months interest + 0.5% overlibor	46,891	(46,966)	641,813	(644,541)	(2,653)

Santander	Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of $20,000 contracted with ING Bank to the Libor 3 months interest + overlibor 0.5%	46,931	(47,002)	642,403	(645,122)	(2,648)

HSBC	Swap contract of US$30,000 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of $30,000 incurred to the Libor 6 months interest + overlibor 0.8%	70,883	(70,983)	513,093	(517,241)	(4,048)

HSBC	Swap contract of US$20,000 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of $20,000 incurred to the Libor 6 months interest + overlibor 0.8%	47,444	(47,527)	344,026	(346,843)	(2,735)

ABN Amro Bank	Swap contract US$75,000 (Asset Libor 6 months / Liability 4.06%)	Debt of $75,000 contracted at the Libor 6 months interest + overlibor 0.9%	—	—	957,657	(968,575)	(10,917)

Citibank	Swap contract ofe US$65,000 (Asset Libor 6 months +1.75%/ Liability 4.22%)	Debt of US$65,000 contracted at the Libor 6 months interest + overlibor 1.75%	—	—	712,133	(715,008)	(2,874)

Unibanco	Swap contract US$35,000 (Asset 7%a.a. / Liability 76%CDI)	Debt of $35,000 contracted to the interest rate of 7% pa. (USD)	2,703	(3,762)	23,032	(17,445)	6,640

Credit Suisse	Swap contract of US$50,000 (Asset Libor 3 months + overlibor 2.50% / Liability 92.5%CDI)	Debt of $50,000 contracted at the Libor 3 months interest + overlibor 2.50%	1,906	(3,524)	17,091	(31,178)	(12,469)

Credit Suisse	Swap contract of US$50,000 (Asset Libor 3 months + overlibor 4.50% / Liability 100%CDI)	Debt of $50,000 contracted at the Libor 3 months interest + 1.00% + overlibor Deposit contracted at the cost of 3.5% pa	58	(118)	26,651	(44,031)	(17,320)

Santander	Swap contract of US$20,000 (Asset Libor 6 months / Liability 3.82%)	Debt of $20,000 incurred to the Libor 6 months interest + overlibor1.45%	47,179	(47,236)	301,924	(304,915)	(2,934)

Santander	Swap contract of US$30,000 (Asset Libor 6 months / Liability 3.79%)	Debt of $30,000 incurred to the Libor 6 months interest + overlibor1.45%	70,801	(70,951)	454,460	(458,878)	(4,269)

TOTAL			359,320	(381,489)	4,983,201	(5,063,141)	(57,771)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
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01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The derivative financial instruments that do not meet the criteria required by CVM Deliberation n º 566 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with changes in the outcome of the recognition of fair value.

The Company has no transaction that was previously classified as asset protection and left to be classified as such, therefore, no impact affected the result.

h)    Determination of financial instruments fair value - Consolidated

The estimated fair value for financial instruments employed by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable trial was required in interpreting market data to produce the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that will be effectively achieved at the date of transactions financial settlement.

	Carrying value	Fair value
Cash and cash equivalent	1,233,455	1,233,455
Applications	742,704	742,704
Trade accounts receivable	1,378,046	1,378,046
Loans and financing (debts)	(5,298,597)	(5,298,597)
Trade accounts receivable	(1,083,385)	(1,083,385)
Derivatives unrealized losses (note 16)	(67,501)	(67,501)
	(3,095,278)	(3,095,278)

i)  Commodities risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soy meal and live hogs - the main individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establish limits to protection of flow of purchases of corn and soybean meal, in order to reduce the impact of increased prices of these raw material, can be used for that purpose of derivatives instruments or use of the administration of the inventory. Currently it uses only the administration of their levels of inventory as a tool of protection.

As of 12.31.08 there were no commodity’s derivatives outstanding and the Company does not made any derivative agreements involving commodities.

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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

j)  Principal transactions and future commitments

The main object transactions of cash flow protection are from NDF operations, which sells up “forward” rate on a specific date in the future (maturity date) and whose liquidation value is caused by the difference between the “forward” rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

The table below shows the deadlines for the financial impact:

	2008
	R$xUSD		R$xEUR		USDxEUR
Maturity	Notional	Average USD	Notional	Average EUR	Notional	Average EUR
December 2008	—	—	—	—	—	—
January 2009	45,000	2.16061	—	—	15,000	1,5675
February 2009	35,000	2.15554	5,000	2,91250	5,000	1,5678
March 2009	45,000	2.19724	5,000	2,70850	—	—
April 2009	22,500	2.15162	—	—	—	—
May 2009	30,000	2.20400	—	—	—	—
June 2009	10,000	1.94525	—	—	—	—
TOTAL	187,500	—	10,000	—	20,000	—

k)  Guarantees - Parent Company

The Company has on the BM&F, CDB and Deposit Bank, used as collateral for transactions in Future U.S. dollars contracts.

Here, we present the composition of the collateral values:

Type	2008	2007
CDB	24,500
Bank guarantee	38,000	38,000
	62,500	38,000

l) Table of sensitivity analysis

Sensitivity analysis of changes in foreign currency

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate (or mitigate) risks incurred by the foreign exchange exposure

The table below considers 03 scenarios, being the likely scenario adopted by the Company. These scenarios were defined based on the expectation of the Management for the changes in the exchange rate at the expiration date of their

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

contracts subject to these risks. The likely scenario refers to the results from the derivative operations if the closing dollar of 12.31.08 were kept.

In addition to this scenario, CVM Instruction No. 475 determined that 02 other scenarios are presented with the deterioration of 25% and 50% of the risk variable considered. These scenarios are presented in accordance with the regulations of the CVM.

The Company evaluates only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges.

Operation	Risk	Probable Scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)

Future	Apreciation of R$	(2,158)	98,064	198,285
NDF	Depreciation of R$	(35,059)	(149,305)	(263,551)
SWAP	Apreciation of R$	44,500	184,937	324,453
Cash and Cash Equivalents indexed in foreign currency	Apreciation of US$	—	350,149	700,238
Debt in foreign currency	Apreciation of US$	—	(1.034,576)	(2,068,975)
Total		6,283	(550,731)	(1,109,550)
Premisse	Exchange rate	2,33 (*)	2,91	3,50

(*) note 3 z.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

18.          FINANCIAL INCOME (EXPENSES) NET

	Consolidated
	2008	2007
Expenses:
Interest expense	(288,057)	(193,719)
Exchange variation	(911,680)	145,932
Financial transactions tax (CPMF)	97	(33,064)
Expenses of public offer shares (note 15)	—	(29,832)
Adjustment to present value (*)	2,874	—
Other expenses	(49,798)	(5,742)
	(1,246,564)	(116,425)
Income
Interest Income	83,502	104,825
Exchange variation	281,310	(11,997)
Earns (losses) from translation effects of investments abroad	214,323	(84,009)
Adjustment to present value (*)	(1,263)	—
Other income	38,344	2,216
	616,216	11,035
Net financial expense	(630,348)	(105,390)

(*) note 3d.

19.          RELATED PARTIES – PARENT COMPANY

(i)           Transactions and Balances

Transactions arising from related parties were made in usual market conditions, based on contract. The average term to maturity of loan transactions is 02 years and for the transactions of accounts payable and receivable is approximately 30 days.

The assets and liabilities balances on 12.31.08, and the transactions that influence the income of the year are as follows:

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Advance to future capital increase		Loans		Accounts Receivable (Payable)		Sales (Purchases)		Income (Expenses)
Companies	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Perdigão Agroin. S.A.	—	69,238	(66,426)	(6,022)	22,983	—	283,294	—	(2,552)	3,015
Batávia	—	—	—	—	—	—	(38,878)	—	—	—
Perdigão Agroindustrial Mato Grosso	—	—	—	—	—	—	(2,602)	—	—	—
Instituto Perdigão de Sustentabilidade	—	—	—	—	4,867	—	—	—	—	—
Sino dos Alpes Alimentos Ltda	—	—	—	—	(7,152)	—	2,474	—	—	—
Avipal Nordeste S.A.	—	—	—	—	(16,004)	—	(122,428)	—	(127)	—
Avipal Alimentos S.A	—	—	—	—	1,683	—	10,241	—	(293)	—
UP Alimentos Ltda.	—	—	—	—	(3,813)	—	—	—	—	—
Perdix Intern. Foods Com. Internacional Lda.	—	—	—	—	1,238	—	—	—	—	—
Avipal S.A. Construtora e Incorporadora	—	—	—	—	—	—	—	—	2	—
Establecimientos Levino Zaccardi y Cia S.A.	—	—	7,874	—	—	—	—	—	186	—
	—	69,238	(58,552)	(6,022)	3,802	—	131,101	—	(2,784)	3,015

All the transactions between the subsidiaries were eliminated from the consolidated financial statements and refer to the trade and financial operations.

(ii)           Remuneration of key management personnel

Key management personnel include advisers and directors, executive committee members and internal audit chief. The remuneration paid or payable for services of employees is shown below:

For the year ended 12.31.08, the total remuneration paid by the Company to Supervisory Board and Director Board members (22 people) for their services in all grades was R$14,683 (R$ 10,188 on 12.31.07). Moreover, the directors were paid R$ 3,656 (R$ 2,759 on 12.31.07) as part of the plan for participation in the results.

The amount of the profit sharing paid to each director in any year is mainly related to the Company’s net income and the assessment done by the Board about the director, during the year.

Company’s directors receive certain additional benefits generally granted to employees of companies and their relatives, such as medical care, educational expenses, development and completion of benefits, among other. For the year ended 12.31.08, the amount paid for the benefits of directors was R$5,030 (R$3,978 on 12.31.07). The amount of the remuneration paid to directors (including salaries, profit participation and benefits) was R$20,937 (R$14,867 on 12.31.07).

Alternate members of the Board are paid for each supervisory Board meeting they attend and alternate members of the Fiscal Council, for each fiscal council meeting they attend.

Company’s supervisory Board members, Directors and Fiscal Council are not parties of employment contracts or other contracts providing for benefits upon their termination. Concerning directors, the benefits are those described above.

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01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

When administrators and employees reach the age of 61 years, the company interrupts the contributions to their benefits.

20.          INSURANCE COVERAGE – CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	4,300,596

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Third-party claims	157,083

Credit risk	Default payments	35,619

21.          MANAGEMENT AND EMPLOYEES PROFIT SHARING

The companies Perdigão S.A, Perdigão Agroindustrial, Perdigão Mato Grosso, Avipal Nordeste S.A., Avipal Centro-Oeste S.A., Avipal S.A. Alimentos and Batávia entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

22.          SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada (PSPP) has a supplementary retirement plan founded in April 1997 and sponsored by the Perdigão companies, which aims to provide supplementary retirement benefits for the employees of the Perdigão companies.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the most recent review occurred in December 2008.

	2008	2007
Participants	16,079	17,609
Equity	128,055	132,904
Sponsor’s contributions:	6,144	5,864
Basic contribution	5,716	5,436
Past services	428	428
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3,469	3,928
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	128,064	132,891

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The balance of the contributions made by the sponsor not used for payment of benefits if the participant break the employment with the sponsor, form a fund for contributions to spare that could be used to offset future contributions of the sponsors. The assets presented in the balance of the reversal funds of amounts R$ 3,073 (R$ 2,395 at 12.31.07) and was recorded by the Company under the heading other assets.

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota, whose actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 44 participants is R$5,688 (41 participants and R$5,900 as of December, 2007).

Based on the independent actuarial report, the position of the PSPP defined benefit on 12.31.08, is as follows:

	2008	2007
Assets and liabilities conciliation
Present value of the actuarial liabilities	(5,688)	(5,900)
Fair value of assets	6,863	7,211
Value of gain / losses, net	242
Value of (liabilities) / assets, net	1,417	1,311

2008
Movement of actuarial (liabilities) assets, net
Assets (liabilities) net to the plan on 12.31.2007	1,311
Revenue recognized in the income	106
Sponsor’s contribution	—
Assets (liabilities) net to the plan on 12.31.2008	1,417

2008
Movement of actuarial liabilities
Present value of the actuarial liabilities on 12.31.2007	(5,900)
Interests on actuarial liabilities	(583)
Benefits paid	714
Acturial gain / (loss)	81
Present value of the actuarial liabilities on 12.31.2008	(5,688)

2008
Movement of the plan assets
Fair value of assets on 12.31.2007	7,211
Expected return of plan	690
Actuarial loss	(323)
Employees contribution in 2008	—
Benefits paid	(715)
Fair value of the plan assets on 12.31.08	6,863

2008
Realized expenses and revenues
Interests cost	(584)
Expected returno f the plan assets	690
Total	106

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

2009
Expected expenses and revenues
Interests cost	(699)
Expected returno f the plan assets	732
Total	33

	2008	2007
Actuarial assumptions
Economic assumptions
Discount rate	12.81% a.a.	10.24% a.a.
Expected rate of return on assets	11.04% a.a.	9.84% a.a.
Future wage growth	—	—
Inflation rate	5.00% a.a.	4.00% a.a.

Demographic assumptions
Mortality table	AT-1983	AT-1983
Mortality table of invalid	RRB 1983	RRB 1944

23.          LEASES

The Company is tenant in several contracts, which can be classified between operating or financial lease.

(i)    Operating lease

a)     The future minimum lease payments for non-cancellable operating leases market, in total and for each of the following periods, is presented below:

	2008	2007

Up to one year	22,280	18,774
More than one year up to five years	44,704	38,353
More than five years	10,891	9,003
	77,875	66,129

b)    Operating leases payments are recognized as expense and it has totalized R$64,304 (R$36,624 on 12.31.07).

(ii)   Financial lease

a)     The Company maintains control of the leased assets, recognized in the heading equipment and machinery whose values show the following balances:

	2008	2007
Cost	17,419	13,798
Accumulated depreciation (*)	(8,523)	(6,785)
Residual	8,897	7,013

(*) The leased assets are depreciated as the rate in the footnote 11 for machinery and equipment.

c)              The mandatory future minimum lease payments are segregated as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	Present value of the minimum payments 2008	Interests 2008	Future minimum payments 2008	Present value of the minimum payments 2007	Interests 2007	Future minimum payments 2007

Up to one year	2,215	98	2,313	—	—	—
More than one year up to five years	4,857	537	5,395	4,603	351	4,954
More than five years	—	—	—	—	—	—
	7,072	636	7,708	4,603	351	4,954

24.         OTHER OPERATING INCOME (EXPENSES)

	Parent Company		Consolidated
	2008	2007	2008	2007

Amortization of goodwill (1)	(93,540)	—	(152,996)	(21,398)
Penalty (2)	—	—	(62,588)	—
Other (3)	(7,557)	104	(46,302)	6,637
	(101,097)	104	(261,886)	(14,761)

(1)        Refers to the amortization of goodwill related to the acquired companies (see note 12).  From 01.01.09 no more capitalization under this heading will be allowed and existing expenses shall be submitted to the impairment test whenever there is evidence of loss as determined in CPC 01.

(2)        As mentioned in note 1 h and i, the result on 12.31.08 was affected in other operating expenses by the entry of the rescission fine and due to the closure of the contract with the CCPL and and the provision for losses on related to the CCL contract.

(3)        The amount of other income (expenses) relates to, substantially, cost of some idleness, the amounts of the property, plans and equipments’ write off and obsolescence of fixed assets that are not being used in the production process.

25.         SUBSEQUENT EVENTS

(i) Streamlining of diary operation

On 01.05.09, the Company began the process of rationalization of its operations in the dairy segment. This action aims to optimize the production process to reduce costs without reducing the volumes of production.

The productive activities of Cotochés plant in Rio Casca (Minas Gerais State), and the Company plant in Ivoti (Rio Grande do Sul State), will be interrupted and transferred to Sabará (Minas Gerais State), Itumbiara (Goiás State), Carambeí (Paraná State), Teutônia, São Lourenço do Sul, Santa Rosa, Ijuí and Três de Maio (Rio Grande do Sul State), mainly due to the low industrial scale, the technological gap and the proximity to the other units.

(ii) Perdigão Agroindustrial merger

Following the process of corporate reorganization (note 1) on 03.09.09, the wholly owned subsidiary Perdigão

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Agroindustrial SA was merged into the Company.

(iii) Accident – Industrial Unit

On 03.21.09, the Company suffered a fire that reached its unit of Rio Verde, State of Goiás. The Company has insurance coverage and is in process of determination of the financial impacts.

x-x-x-x-x-x-x-x-x

11,01 – EXPLANATORY NOTES

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Jaime Hugo Patalano
Manoel Cordeiro Silva Filho
Maurício Novis Botelho
Décio da Silva

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
DFP – STANDARD FINANCIAL STATEMENTS	December 31, 2008 Corporate Law
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Luís Carlos Fernandes Afonso
Rami Naum Goldfajn

FISCAL COUNCIL (With Attributions of Audit Committee)

Chairman	Attílio Guaspari
Décio Magno Andrade Stochiero
Fábio dos Santos Fonseca

EXECUTIVE BOARD

Chief Executive Officer and Perdigão Business Director	José Antonio do Prado Fay
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Chief Financial Officer	Leopoldo Viriato Saboya
Supply Chain Director	Nilvo Mittanck
Technology Director	Luiz Adalberto Stábile Benicio
Perdix Business Director	Antonio Augusto de Toni
Human Resources Director	Giberto Antonio Orsato
Institutional Relations Director	Ricardo Robert Athayde Menezes
Batavo Business Director	Wlademir Paravisi

Itacir  Francisco Piccoli

Controller

Marcos Roberto Badollato

Accountant – CRC – 1SP219369/O-4